Itaú 4Q21 Complete financial statements in IFRS December 31, 2021

Itaú (This page was intentionally left blank) Itaú Unibanco Holding S.A. 02 pwc Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2021 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2021, the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2021 audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a key audit matter How the matter was addressed pwc Itaú Unibanco Holding S.A. Why it is a key audit matter Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2.3(b), 2.3(f), 2.4(d),4 to 10 and 28) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk. Furthermore, as a result of the COVID-19 pandemic and the economic environment, management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank’s operations and its subsidiaries. The financial instruments measured at fair value include operations with low liquidity and/or no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation. Furthermore, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters also continued to be a focus of our 2021 audit due to the relevance and subjectivity mentioned above. How the matter was addressed in the audit We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the provision for expected loss methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management’s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested management’s documentation of the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management’s disclosures in the financial statements in order to comply with IFRS 7 – Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, pwc Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, in the context of COVID-19 pandemic, a substantial part of the Bank and its subsidiaries’ teams are still performing their activities remotely (home office), which generates the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Provisions and contingent liabilities (Notes 2.3(j), 2.4.(n) and 29) The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered pwc Itaú Unibanco Holding S.A. Why it is a key audit matter takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. How the matter was addressed in the audit on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes are appropriate. Other matters Consolidated statement of added value The consolidated statement of added value for the year ended December 31, 2021, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s consolidated financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - “Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. Other information accompanying the consolidated financial statements and the auditor’s report The Bank’s management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

pwc Itaú Unibanco Holding S.A. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

pwc Itaú Unibanco Holding S.A. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2021 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 10, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

Dear reader, The year 2022 has arrived with an air of optimism, but also one of caution in the light of the challenges facing us, and we will push ahead with our projects of technological and cultural transformation, with the client at the center of everything we do. As a Brazilian bank with the majority of our operations in this country, we have been significantly affected by Brazil’s economic, political and social conditions. Brazilians GDP declined by 3.9% in 2020, affected by the coronavirus outbreak. The fiscal response, the quantitative easing and the gradual resumption of economic activities led to a recovery in the second half of 2020. Following a significant advance in the 1st quarter of 2021, GDP fell back in the 2nd quarter. The volatility in the farming sector and the supply side restrictions in industry were behind this drop in performance. There was a slight reduction in the 3rd quarter because of the decline in the performance of agriculture, strongly affected by climatic problems, as well as that of the consumer goods sectors. GDP will probably shrink even further in the 4th quarter, and we are projecting growth of 4.3% for 2021. The significantly high level of the SELIC interest rate is already affecting economic activity; consequently, for 2022 we are expecting a reduction of 0.5% in GDP, due in the main to the impact of high interest rates on aggregate demand. After reaching 2.0% p.a. in August 2020, the Central Bank of Brazil began an upward cycle starting in March 2021, with the Selic rate reaching 9.25% p.a. in December of the same year, a level considered restrictive. The tightening cycle monetary policy continued in early 2022, with the Copom decision to raise the interest rate to 10.75% p.a. in February. We expect a further increase to 11.75% at the committee meeting in March and that the Selic rate ends the cycle of growth at 12.50%, a level at which we expect it to remain until the end of this year. The extended consumer price index, IPCA, ended the year at 10.06%. This result arose from subsequent price shocks during the year, primarily in energy prices on account of the water shortage, the tariff flag system, and gasoline prices due to higher crude oil prices. Food and industrial items also came under inflationary pressure during the year. In 2022, inflation should fall back to 5.5% because of the lower impact of past shocks and the SELIC rate, significantly above neutral. Therefore, we are expecting deflation in consumer and energy prices. The commitment to clients remains a priority and at the end of the year our credit portfolio exceeded R$ 1 trillion During the 1st half of 2021, we launched the #Feito com Você campaign, which is leading us to recognize that who really understands what clients want are the clients themselves. The success of our actions is due to openly listening to their needs. Our clients are now digital, and in Itaú they are looking for the comfort and convenience of being able to have the entire offering of services and products in the palm of their hand. To that end, we initiated the implementation of an ambitious project called iVarejo 2030, which involves completely changing clients’ experiences, giving a new meaning to the value proposal of our business on two key fronts, the Phygital and the Omnichannel approach, but not only confined to them. With these innovations in mind, we were the first Brazilian bank to create a WhatsApp-based service for opening checking accounts, which speeds up this process while being fully secure. The functionality is in the pilot phase with government employees of Minas Gerais, but should be extended to all clients very soon. The aim is to reduce bureaucracy, something still significantly attributed to the larger banks, and to afford clients the possibility of initiating their relationship with us in the manner they prefer, while also enabling a more customized experience right from when they start their relationship with us. 09

We have also expanded our services through the WhatsApp channels, and in 2021 almost 5.8 million clients of the bank used the platform as a service channel, resulting in 12.6 million chats covering a range of functionalities, such as checking balances and card limits, sending 2 nd copies of credit card invoices and real estate financing payment slips, renegotiations, among others. Our credit portfolio exceed R$1 trillion at the end of 2021 We had a growth of 18.1% compared to 2020, with important growth in all business lines in Brazil, with highlitght on the portfolio of individuals, which grew 30.1%. We broke production records in real estate credit for private individuals, consolidating our position as the largest private bank in this market. In 2021, we originated R$46 billions, growth of 128% over the previous year. Thanks to our new digital, less bureaucratized journey, we saw an increase in our transactional NPS, which rose from 35 points in March, to 73 points in December. Pula Parcela (Skipping Installments) Our clients can now skip up to two consecutive installments of their real estate financing every 12 months. Adhering to Pula Parcela is 100% digital, only through the Itaú SuperApp. Our main intention is to help our clients realize their dreams at each moment of their lives, by being close to them and supporting them during the entire real estate financing journey. The innovation of Pula Parcela will help clients organize their finances, affording them more day-to-day autonomy and flexibility.In need of a breath? Skip up to 2 installments a year and make your dream come true online process Submit your proposal and track it through our channels specialized consultants Contact via WhatsApp and support throughout the process response from your credit analysis Return in up to 1 hour for financing up to BRL 1.5 million use your FGTS To compose the entry value or during your contract extra help Include notary expenses and taxes in your financing home insurance In case of emergency, security for you and your property We reached important milestones with iti iti 4.7 millions of clients this quarter, of whom 86.3% are not account holders + 14.6 millions of accounts* + 66% of clients up to the age of 35 10 *Until December 31, 2021.

The iti inclusive card wins the Brazil Impact Design Awards We won the 11th edition of the Brazil Design Awards in the Positive Impact category, the country’s most important design awards ceremony, for having been the first movers in Brazil to launch cards that offer attributes of accessibility for persons with impaired vision, such as Braille, the absence of numbers in plastic and lateral cut-outs for identifying which side has to be inserted in the machines at time of payment.With iti, our digital bank, we have expanded our strategy of attracting to our operations a new public who never had access to a full products and services portfolio before. More than 66% of the clients of iti are less than 35 years of age, which shows we are achieving our objective of attracting a younger public which, besides a less bureaucratic and more personalized journey, is seeking the convenience of having all the services they need in the palm of their hand. Confirming that we have chosen the right strategy, we have seen robust numbers of accounts being opened, 2 million of them in the last month of the year alone, amounting to 14.6 million clients on December 31, 2021. With open finance, which we have begun to implement at iti since the second quarter of 2021, we give clients with accounts at Itaú the possibility of viewing their aggregate balance on the app, with the expectation that in the future it will also be possible to consolidate the balance with other financial institutions. In 2022, open finance will bring new applications and possibilities for us to continue to increasingly innovate.This entire strategic and technological change depends on a change of mentality, which is pervading every area of the institution. Since September, we have been testing three work formats: Hybrid with a rota system in which people have days and frequencies to work in the office; flexible hybrid, where according to necessity, specific days with a physical presence are agreed; and in-person, going to the bank on a daily basis to attend to the needs of clients, such as the commercial, wholesale and investment bank areas. Each area has been given operational autonomy to decide which formats produce the best results and greatest efficiency for their type of activity. Reduction of the minority interest in XP Inc. On November 26, 2020, we announced that the Board of Directors of Itaú Unibanco had approved the partial spin-off of the investment in XP inc. to a new company, XPart S.A. Following a favorable response from the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 using the portion of the investment in XP Inc. plus R$ 10 million in cash, as determined by the Extraordinary Shareholders’ Meeting on January 31, 2021. On October 1, 2021, approval was given for the takeover of XPart S.A. by XP Inc. Following the takeover, and the consequent extinguishment of XPart S.A., by XP Inc., the shareholders of Itaú Unibanco Holding who then also acquired an equity stake in XPart S.A received in substitution an equity stake in XP Inc. Following all the events described, Itaú Unibanco Holding no longer had an equity stake in XP Inc. However, we wish to inform that we have obtained Central Bank approval to acquire approximately 11.38% of the total capital stock of XP Inc. (bearing in mind the current volume of shares issued), as provided for in the Stock Purchase Agreement and Other Arrangements entered into on May 11, 2017 between some of our affiliates.This transaction is expected to be consummated in 2022 following disclosure of the audited financial statements of XP Inc. for the business year ended December 31, 2021. Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition. 11

We have zeroed the annual fee on the Instituto Ayrton Senna card, part of whose revenue is channeled to education We continue to expand our initiative of including annual fee-free cards in our product portfolio. This time, we have removed the tariff from a product that supports a very special cause: we are referring to the Instituto Ayrton Senna Itaucard Platinum card, which for over 20 years has contributed to education in Brazil, having helped to bring quality education to thousands of children and young people. Created under a partnership with Instituto Ayrton Senna, the product channels part of the amount its clients spend on purchases to education projects, without charging the client for this. The allocation of the resources can be monitored on the Institute’s site. We have extended foreign currency withdrawals through the 24-Hour Banking service to all clients Individual clients in all segments can purchase dollars and euros in cash at the 24-Hour Banking automatic teller machines The exclusive ATMs for this service are identified in gray and with the dollar and euro symbols. They are currently to be found in the Cidade Jardim, Bourbon, Villa Lobos, Pamplona and Tiete Plaza Shopping Malls in the city of São Paulo. Expansion to other points, including airports, should occur in the months ahead. We have launched a range of personal loans for e-commerce purchases Known as Itaú Parcela Fácil (Easy Installments), the new range is intended for those wanting to purchase higher value items for their home, family or personal use, with plans of up to 60 installments (exceeding the 24 installments on regular credit cards) and 90 days before the first payment is due. The new solution is already available for purchases of Electrolux products on the brand’s site, and will be expanded to other partners in the months ahead. This new departure is available to clients of Itaú with pre-approved personal loan limits – and in addition to the extended terms, the major advantage is that it doesn’t eat into their credit card limits. RECLAME AQUI Amid so many changes and challenges, we have received recognition for the best service in the following categories: banking, credit cards, co-branded credit cards, purchasing pools, auto financing, card operators and administrators at the 2021 Reclame AQUI Awards, held between September and October 2021, in which more than 800 Brazilian companies participated. This is a very important award for us, given the seriousness with which the survey is undertaken and the importance of Reclame Aqui for consumers. We have increased our equity holding in Itaú Corpbanca We have increased ou equity holding from 39.22% to 56.60% in the voting and total capital of Itaú Corpbanca. This increase in our equity holding took place within the scope of the capital increase of Itaú Corpbanca, by exercising subscription rights. The expected effect on our capital ratios is insignificant. Issuance of Level 2 Subordinated Financial Notes In September 2021, we issued Level 2 Subordinated Financial Notes in the amount of R$ 5.5 billion in a private placement with professional investors. These financial notes carry a 10-year maturity period and a repurchase option commencing 2026, subject to prior approval from the Central Bank of Brazil. The notes have been approved as part of our Common Equity Capital Level 2. 12

We remain committed to contributing R$400 billion to sustainable development by 2025 by through business initiatives that promote a sustainable, increasingly green and inclusive economy. Below, the status of this initiative: R$ 170 billion allocated from Aug 2019 to Dec 2021 Dec/25 400 Dec/21 Dec/19 43% goal R$ 128 bn credit for positive impact sectors renewable energy, health and education, infrastructure, pulp and paper, and agribusiness + R$ 23 bn ESG products for the retail industry credit for women, financing for electric and hybrid cars, microcredit + R$ 19 bn1 structuring of capital market operations with ESG label operations in local and foreign market (green, sustainable and sustainability-linked bonds, etc.) (1) The calculated value proportionally considers the share of Itaú participation in the structuring of ESG operations, with the total value of these operations corresponding to R$58 billion. We have been chosen again to be part of the DJSI World Index, the ISE and the Bloomberg Gender Equality Index For the 22nd consecutive year, in the 2021/2022 edition, we are part of the portfolio of the Dow Jones Sustainability World Index (DJSI World), being the only Latin American bank to be part of this index since its creation in 1999. The DJSI World Index consists of global companies that are leaders in sustainability, representing 10% of the 2,500 largest companies on the S&P Global BMI Index, with the best evaluation in economic, environmental and social factors. We have also been chosen to be part of the Corporate Sustainability Index (ISE) of the B3, for the 17th consecutive year, and we remain on the 2022 Bloomberg Gender Equality Index. Itaú Unibanco is part of the IGPTW Index of B3 Launched in early January of 2022, the new B3 IGPTW index is a partnership between B3 and Great Place to Work (GPTW), which seeks to capture the positive results generated by companies that invest in the work environment, in other words, those that have embarked on a constant process of cultural transformation that promotes interpersonal relationships and employee development. The first portfolio of the recently launched index consists of the shares of 45 companies. Eleven of these are part of the ranking of the 150 best companies to work for, and have double the weight on the index of the other 34 companies certified by Great Place to Work (GPTW). The “As Melhores Companhias para Trabalhar” (the Brazilian version of Best Companies to Work For) Survey has been undertaken since 1997 by GPTW and the Época Negócios business magazine, and we have qualified for the 13th year. This year, we took 2nd place among companies with more than 10,000 employees. We are the best bank to work for in Brazil and one of the ten best companies for professionals with disabilities, also according to GPTW. We have launched Brazil’s first recommended ESG portfolio consisting of fixed and variable income assets We have made available a ground-breaking monthly portfolio of recommended fixed and variable income assets based on ESG (Environmental, Social and Governance) criteria. The first edition offers 11 products, including ESG funds, social funds, stocks and shares, ETFs, COEs, certificates and bonds and securities. The document indicates different portfolio compositions, according to different profiles and bearing in mind ordinary and qualified investors. The main objectives of the initiative are to provide recommendations to clients who see ESG criteria as fundamental for their investment decisions, not only confined to indicating stocks and shares, and to use the reach of our brand as an agent of change to encourage managers, issuers and investors to consider new options and solutions for sustainable investments. 13

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people's transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment

	Brazil		LATAM[3]		Total
	Value (R$ millions)	Number of Projects	Value (R$ millions)	Number of Projects	Value (R$ millions)
Non-incentivated[1]	613.3	1,123	26.7	109	640.1
Education	315.0	735	3.7	40	318.8
Sport	0.5	5	-	-	0.5
Culture	129.5	87	11.6	27	141.1
Urban mobility	58.2	21	4.4	4	62.6
Diversity	6.7	27	-	-	6.7
Innovation and Entrepreneurship	50.5	24	0.4	9	50.9
Local Develop. and Participation	46.1	220	4.9	28	51.0
Healthcare	6.8	4	1.7	1	8.5
Incentivated[2]	114.7	225	6.5	3	121.3
Culture	56.4	96	6.2	2	62.6
Education	10.0	37	0.3	1	10.3
Sport	9.6	36	-	-	9.6
Healthcare	24.8	20	-	-	24.8
Senior Citizens	14.0	36	-	-	14.0
Total	728.1	1,348	33.3	112	761.3

(1) Own funds of the bank's companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2021.

Given the covid-19 pandemic, private social investment has become increasingly relevant, promoting the initiatives needed to weather this difficult period. Creating the commitment to Private Social Investment means reiterating our pact with Brazilian society, strengthening bonds of trust amidst uncertainty. Our Private Social Investment agenda, which like the other commitments is aligned with the UN Sustainable Development Goals, is focused on four major operating fronts: Education, Culture, Mobility and Longevity, areas in which we have an active track record.

Recognition of the Investor Relations area in two categories


2º PRÊMIO
APIMEC
IBRI 2021

APIMEC IBRI Award

For the 2nd consecutive year, we have been recognized by the APIMEC (the Association of Capital Market Analysts and Investment Professionals) and by the IBRI (the Brazilian Investor Relations Institute), in the categories: Best Investor Relations Professional; and Best Investor Relations Practice and Initiative.


23º PRÊMIO ABRASCA
relatório anual

ABRASCA Award for the Best Annual Report

We were also winners at the 23rd ABRASCA Awards for the Best Annual Report in the publicly-listed company category, with net revenues equal to or exceeding R$3 billion. This is the third time we have achieved this award, recognizing that our reports are prepared with greater clarity, transparency, quality of information and innovation.

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Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billion	2021	2020	Variation
Information			
Operating Revenues [1]	129.2	117.9	9.6%
Net Interest Income[2]	78.0	67.8	15.2%
Banking Services Fees and Insurance[3]	47.7	43.0	10.8%
Expected Loss from Financial Assets and Claims	(14.4)	(26.0)	-44.7%
General and Administrative Expenses	(62.5)	(64.2)	-2.6%
Net Income	28.4	15.1	88.4%
Net Income Attributable to Controlling Shareholders	26.8	18.9	41.6%
Recurring Managerial Result	27.7	19.1	45.0%
Recurring Return on Average Equity - Annualized[4]	18.2%	14.2%	400 bps
Recurring Managerial Return on Average Equity - Annualized[5]	18.8%	14.3%	450 bps

	12/31/2021	12/31/2020	Variation
Balance Sheet information			
Total Assets	2,069	2,019	2.5%
Total Loan Portfolio [6]	1,030.7	873.1	18.1%
Tier I Capital	13.0%	13.2%	-20 bps

	2021	2020	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,777	9,760	0.2%
Net Income Attributable to Controlling Shareholders per share - R$	1.94	2.78	-30.2%

	2021	2020	Variation
Others			
Branches	4,335	4,336	0.0%
Physical and Client Service Branches (CSBs)	4,112	4,141	-0.7%
Digital Branches	223	195	14.4%
Employees (in thousands)	99.6	96.5	3.2%
Brazil	87.3	83.9	4.1%
Abroad	12.3	12.6	-2.9%

(1) Operating Revenues are the sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (4) The return is calculated by dividing the Recurring Return on Average Equity - Annualized by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors.; (5) The return is calculated by dividing the recurrent Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. and (6) Credit Portfolio including Financial Guarantees Provided and Corporate Securities.

15

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the year 2021 in relation to the same period of 2020, unless otherwise indicated. Our figures accrued up to December 2021 show a net result attributable to the controlling shareholders of R$ 26.8 billions, an increase of 41.6% over the same period of the previous year. The recurring managerial result for 2021 was R$ 27.7 billion, an increase of 45.0% year over year The recurring managerial return on the annualized average shareholders’ equity was 18.8% in the period. Worthy of note is the growth of 18.1% of the credit portfolio total, taking into account sureties provided and private securities. We give below the growth of the portfolio in the main segments: 30.1% for private individuals; 23.4% in very small, small and middle market companies in Brazil; 16.4% in large companies in Brazil; 2.8% in Latin America. In comparison with 2020, there was growth of 11.0% in credit origination in Brazil, namely: 35.8% for private individuals, the highlight was record production in the real estate and vehicle credit portfolios; 6.3% for very small, small and middle market companies; and 0.1% for large companies. Net interest income rose by 15.2% on the back of higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the growth observed in the final months 2021 in credit card financing facilities, overdraft accounts and personal loans, products that carry better spreads. In addition, higher interest rates during the year had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products.On December 31, 2021, the SELIC rate stood at 9.25% p.a. in comparison with 2.0% p.a. on December 31, 2020. Banking Services Fees and Insurance grew by 10.8% year over year. This increase was the result of higher billings in issuing credit cards and higher returns from economic and financial advisory services on account of the increased activity on the capital markets. There was also an increase of 9.3% in credit transactions and sureties provided reflecting the uptake in economic activity. The expected losses from financial assets and claims declined by 44.7% over the same period of the previous year. This variance can be explained by the change in the macroeconomic scenario and the financial outlook for individuals and companies that occurred in March 2020, captured by our expected loss provisioning model , which led to an increase primarily in the losses expected from credit and financial leasing transactions. Factoring in the provisions for non-credit transactions, the expected losses from financial assets and claims fell by 40.1% year over year. General and administrative expenses declined by 2.6% in 2021 in comparison with 2020, reflecting the impact of the extraordinary items occurred in 2021 and 2020. Excluding these extraordinary items and other expenses non-costing, general and administrative expenses grew 0.6% year-on-year. 16

The growth was due in the main to the takeover of ZUP in the results from the second quarter of 2020 onwards, the effects of the employee collective wage agreement, higher expenses with profit sharing, the increase in expenses with credit card commissions given the higher transaction volume. In Latin America, growth in expenses was due to exchange rate variance and inflation in the period. The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the first quarter of 2021: Tier I Capital Ratio Common Equity (CET I) Additional Tier 1 Capital (AT1) 12.9% 1.6% 11.3% Sep/21 0.7% Net income in the quarter and prudential adjustments -0.5% Risk-Weighted Assets -0.1% Securities AFS-MtM 13.0% 1.7% 11.3% Dec/21 On December 31, 2021, our Tier 1 Capital Ratio stood at 13.0%, 4.0 p.p. above the minimum regulatory level with capital buffers (9.0%). Our Tier 1 Capital consists of 11.3% of Core Capital and 1.7% of Additional Tier 1 Capital. The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 50.7% in the average daily trading volume since 2019. In 2021, our payout was 23.2% and our dividend yield was 2.7%. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) 50.7% B3 (ON+PN) NYSE (ADR) 1,398 744 654 2019 1,931 1,053 878 2020 2,107 1,059 1,049 2021 17

Additionally, our shares end the period quoted at R$ 20.95 (ITUB4 - preferred shares) and R$ 19.09 (ITUB3 - acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 100 466 306 263 281 264 Oct-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Ibovespa Us Dollar Subsequent event: acquisition of the brokerage house, Ideal In January 2022, we entered into an agreement with Ideal Holding Financeira S.A. and its subsidiaries ("Ideal") to purchase 100% of its capital stock. The purchase will take place in two phases over the next 5 years. In the first phase, we will acquire 50.1% of the capital and voting stock of Ideal through a primary cash injection and secondary acquisition of shares amounting to approximately R$ 650 million, thereby giving us control of the company. In the second phase, 5 years later, we can exercise the right to purchase the remaining percentage (49.9%) of the capital stock of Ideal. The management and conduct of business at Ideal will remain independent in relation to Itaú Unibanco. Within this context, Ideal will continue to serve its clients, and Itaú - Unibanco will not enjoy exclusivity in providing services. This acquisition bolsters our investment ecosystem and will enable us to (i) count on the talent and expertise of the professionals of Ideal, recognized for its high innovation capability; (ii) the offer of financial products and services ("broker as a service") under the B2B2C model using a white label platform; (iii) possible acceleration of entry into the autonomous investment agents market; and (iv) enhancement of the distribution of investment products and services to individual clients. Ideal is a 100% digital broker currently providing electronic trading and DMA (direct market access) solutions within a flexible, cloud-based platform. The investment in Ideal strengthens the commitment to our clients to search for transformative solutions in a rapidly expanding market, enabling us to expand the offering of products and services in the channels most convenient to each client profile, and the sustainable development of the business. Conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE) and the Central Bank. Publication of the financial statements On April 25, 2019, Law No. 13,818/19 was published in the Federal Official Gazette, amending Article 289 of Brazilian Corporate Law (Law No. 6,404/76) and removing the obligation to make the publication required by Brazilian Corporate Law in the Federal, State or the Federal District Official Gazette. Therefore, since January 1, 2022, the companies will only have to make the mandatory publications in widely-circulated newspapers published in the location where the head office is established. Our financial statements will be published in a summarized form in the "O Estado de São Paulo" newspaper and simultaneously disclosed, in full, on the website https://estadaori.estadao.com.br/publicacoes/. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on January 27, 2022). 18

Independent Auditor - CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to December 2021, we hired from the independent auditors the amount of R$ 81,658 thousand, of which R$ 75,536 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: Audit Related Services: February 25, March 04 and 22, July 29, September 23 and November 23- Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and due diligence. - R$ 4,472 thousand (5.9% of the external audit fees). Tax Servicers: February 05 and 25, March 04 and December 21 - Review of the calculations and tax settlement and compliance with tax regulations. - R$ 688 thousand (0.9% of the external audit fees). Other Services: February 05, May 26, June 21 and July 12 - Training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy and use of technical materials. - R$ 962 thousand (1.3% of the external audit fees). Justification of the Independent Auditors - PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13.The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Ita? Unibanco Holding S.A. and those of its subsidiaries, for the period January to December 2021, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 19

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 12/31/2021 12/31/2020 Cash 44,512 46,224 Financial Assets 1,915,573 1,851,322 At Amortized Cost 1,375,782 1,275,799 Compulsory deposits in the Central Bank of Brazil 104,592 90,059 Interbank deposits 4 69,942 55,685 Securities purchased under agreements to resell 4 169,718 239,943 Voluntary investments with the Central Bank of Brazil 4 5,800 - Securities 9 147,746 129,804 Loan and lease operations 10 822,590 714,104 Other financial assets 18a 96,473 93,255 (-) Provision for Expected Loss 4, 9 and 10 (41,079) (47,051) At Fair Value Through Other Comprehensive Income 105,622 109,942 Securities 8 105,622 109,942 At Fair Value Through Profit or Loss 434,169 465,581 Securities 5 364,967 389,071 Derivatives 6 and 7 69,045 76,504 Other financial assets 18a 157 6 Tax assets 58,433 66,095 Income tax and social contribution - current 1,636 3,547 Income tax and social contribution - deferred 24b 50,831 56,583 Other 5,966 5,965 Other assets 18a 16,494 15,773 Investments in associates and joint ventures 11 6,121 15,570 Fixed assets, net 13 6,963 6,937 Goodwill and Intangible assets, net 14 21,110 17,330 Total assets 2,069,206 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. - Complete Financial Statements in IFRS - December 31, 2021 20

ITAU UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 12/31/2021 12/31/2020 Financial Liabilities 1,621,786 1,579,686 At Amortized Cost 1,553,107 1,495,641 Deposits 15 850,372 809,010 Securities sold under repurchase agreements 17a 252,848 273,364 Interbank market funds 17b 177,145 156,035 Institutional market funds 17c 138,636 138,308 Other financial liabilities 18b 134,106 118,924 At Fair Value Through Profit or Loss 63,479 79,653 Derivatives 6 and 7 63,204 79,505 Structured notes 16 114 143 Other financial liabilities 18b 161 5 Provision for Expected Loss 10 5,200 4,392 Loan commitments 4,433 3,485 Financial guarantees 767 907 Provision for insurance and private pensions 27c 214,976 221,000 Provisions 29 19,592 19,819 Tax liabilities 24c 6,246 5,710 Income tax and social contribution - current 2,450 2,878 Income tax and social contribution - deferred 24b 280 421 Other 3,516 2,411 Other liabilities 18b 42,130 38,511 Total liabilities 1,904,730 1,864,726 Total stockholders’ equity attributed to the owners of the parent company 152,864 142,993 Capital 19a 90,729 97,148 Treasury shares 19a (528) (907) Capital reserves 19c 2,250 2,326 Revenue reserves 19c 66,161 47,347 Other comprehensive income (5,748) (2,921) Non-controlling interests 19d 11,612 11,532 Total stockholders’ equity 164,476 154,525 Total liabilities and stockholders’ equity 2,069,206 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. - Complete Financial Statements in IFRS - December 31, 2021 21

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Operating Revenues		**126,374**	**100,199**	**117,079**
Interest and similar income	21a	129,253	114,369	118,151
Interest and similar expenses	21b	(69,305)	(73,558)	(75,958)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	16,678	6,553	26,230
Foreign exchange results and exchange variations in foreign transactions		(1,417)	2,689	927
Commissions and Banking Fees	22	42,324	38,557	39,032
Income from insurance and private pension operations before claim and selling		**5,354**	**4,488**	**4,553**
Revenues from insurance premiums and private pensions		15,023	14,804	19,624
Change in provision for insurance and private pension		(9,669)	(10,316)	(15,071)
Other income	3	3,487	7,101	4,144
Expected Loss from Financial Assets and Claims		**(14,379)**	**(25,980)**	**(18,567)**
Expected Loss with Loan and Lease Operations	10c	(14,001)	(24,452)	(18,298)
Expected Loss with Other Financial Asset, net		1,222	(174)	1,026
(Expenses) / Recovery of claims		(1,600)	(1,354)	(1,295)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**111,995**	**74,219**	**98,512**
Other operating income / (expenses)		**(69,764)**	**(68,989)**	**(67,269)**
General and administrative expenses	23	(62,549)	(64,207)	(61,012)
Tax expenses		(8,379)	(6,181)	(7,572)
Share of profit or (loss) in associates and joint ventures	11	1,164	1,399	1,315
Income / (loss) before income tax and social contribution		**42,231**	**5,230**	**31,243**
Current income tax and social contribution	24a	(6,661)	(8,655)	(9,092)
Deferred income tax and social contribution	24a	(7,186)	18,489	5,662
Net income / (loss)		**28,384**	**15,064**	**27,813**
Net income attributable to owners of the parent company	25	26,760	18,896	27,113
Net income / (loss) attributable to non-controlling interests	19d	1,624	(3,832)	700
Earnings per share - basic	25			
Common		2.74	1.94	2.78
Preferred		2.74	1.94	2.78
Earnings per share - diluted	25			
Common		2.72	1.93	2.77
Preferred		2.72	1.93	2.77
Weighted average number of outstanding shares - basic	25			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,818,741,579	4,801,324,161	4,781,855,588
Weighted average number of outstanding shares - diluted	25			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,873,042,114	4,843,233,835	4,826,925,107

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 22

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) Note 01/01 to 01/01 to 01/01 to 12/31/2021 12/31/2020 12/31/2019 Net income / (loss) 28,384 15,064 27,813 Financial assets at fair value through other comprehensive income (3,248) 148 1,810 Change in fair value (7,611) 1,214 2,883 Tax effect 3,320 (457) (696) (Gains) / losses transferred to income statement 2,086 (1,107) (628) Tax effect (1,043) 498 251 Hedge 699 (3,557) (16) Cash flow hedge 7 549 499 (56) Change in fair value 998 947 (191) Tax effect (449) (448) 135 Hedge of net investment in foreign operation 7 150 (4,056) 40 Change in fair value 194 (7,616) 83 Tax effect (44) 3,560 (43) Remeasurements of liabilities for post-employment benefits (*) 45 (192) (350) Remeasurements 26 74 (349) (648) Tax effect (29) 157 298 Foreign exchange variation in foreign investments (323) 4,630 (1,582) Total other comprehensive income (2,827) 1,029 (138) Total comprehensive income 25,557 16,093 27,675 Comprehensive income attributable to the owners of the parent company 23,933 19,925 26,975 Comprehensive income attributable to non-controlling interests 1,624 (3,832) 700 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. - Complete Financial Statements in IFRS - December 31, 2021 23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)
Periods ended December 31, 2021, 2020 and 2019
(In millions of Reais)

	Attributed to owners of the parent company											
						Other comprehensive income						
	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	97,148	(1,820)	1,927	43,339	-	(1,110)	(989)	3,806	(5,519)	136,782	13,684	150,466
Transactions with owners	-	546	55	-	-	-	-	-	-	601	-	601
Result of delivery of treasury shares	-	546	351	-	-	-	-	-	-	897	-	897
Recognition of share-based payment plans	-	-	(296)	-	-	-	-	-	-	(296)	-	(296)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	(1,567)	(1,567)
Dividends	-	-	-	4,709	(14,129)	-	-	-	-	(9,420)	(277)	(9,697)
Interest on capital	-	-	-	5,102	(5,468)	-	-	-	-	(366)	-	(366)
Dividends / Interest on capital - declared after previous period	-	-	-	(17,500)	-	-	-	-	-	(17,500)	-	(17,500)
Unclaimed dividends and Interest on capital	-	-	-	-	42	-	-	-	-	42	-	42
Other [3]	-	-	-	(189)	-	-	-	-	-	(189)	-	(189)
Total comprehensive income	-	-	-	-	27,113	1,810	(350)	(1,582)	(16)	26,975	700	27,675
Net income	-	-	-	-	27,113	-	-	-	-	27,113	700	27,813
Other comprehensive income for the period	-	-	-	-	-	1,810	(350)	(1,582)	(16)	(138)	-	(138)
Appropriations:												
Legal reserve	-	-	-	1,336	(1,336)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,222	(6,222)	-	-	-	-	-	-	-
Balance at 12/31/2019	97,148	(1,274)	1,982	43,019	-	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Change in the period	-	546	55	(320)	-	1,810	(350)	(1,582)	(16)	143	(1,144)	(1,001)
Balance at 01/01/2020	97,148	(1,274)	1,982	43,019	-	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners	-	367	344	-	-	-	-	-	-	711	3,329	4,040
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	3,329	3,329
Dividends	-	-	-	-	(1,756)	-	-	-	-	(1,756)	(505)	(2,261)
Interest on capital	-	-	-	-	(3,232)	-	-	-	-	(3,232)	-	(3,232)
Dividends / Interest on capital - declared after previous period	-	-	-	(9,811)	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital	-	-	-	-	118	-	-	-	-	118	-	118
Other [3]	-	-	-	113	-	-	-	-	-	113	-	113
Total comprehensive income	-	-	-	-	18,896	148	(192)	4,630	(3,557)	19,925	(3,832)	16,093
Net income	-	-	-	-	18,896	-	-	-	-	18,896	(3,832)	15,064
Other comprehensive income for the period	-	-	-	-	-	148	(192)	4,630	(3,557)	1,029	-	1,029
Appropriations:												
Legal reserve	-	-	-	948	(948)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	13,078	(13,078)	-	-	-	-	-	-	-
Balance at 12/31/2020	97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Change in the period	-	367	344	4,328	-	148	(192)	4,630	(3,557)	6,068	(1,008)	5,060
Balance at 01/01/2021	97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners	-	379	111	-	-	-	-	-	-	490	(1,414)	(924)
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	(1,414)	(1,414)
Partial spin-off (Note 3)	(6,419)	-	(187)	(3,457)	-	77	-	(23)	24	(9,985)	-	(9,985)
Dividends	-	-	-	-	(1,466)	-	-	-	-	(1,466)	(130)	(1,596)
Interest on capital	-	-	-	-	(5,607)	-	-	-	-	(5,607)	-	(5,607)
Reversal of Dividends or Interest on capital - declared after previous period		-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital		-	-	-	102	-	-	-	-	102	-	102
Corporate reorganization (Note 2.4a IV and 3)		-	-	1,547	-	-	-	-	-	1,547	-	1,547
Other [3]	-	-	-	769	-	-	-	-	-	769	-	769
Total comprehensive income	-	-	-	-	26,760	(3,325)	45	(300)	675	23,855	1,624	25,479
Net income	-	-	-	-	26,760	-	-	-	-	26,760	1,624	28,384
Other comprehensive income for the period	-	-	-	-	-	(3,325)	45	(300)	675	(2,905)	-	(2,905)
Appropriations:												
Legal reserve	-	-	-	1,312	(1,312)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	18,477	(18,477)	-	-	-	-	-	-	-
Balance at 12/31/2021	90,729	(528)	2,250	66,161	-	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Change in the period	(6,419)	379	(76)	18,814	-	(3,248)	45	(323)	699	9,871	80	9,951

(1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
(2) Includes cash flow hedge and hedge of net investment in foreign operation.
(3) Includes Argentina's hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 24

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Adjusted net income		**93,298**	**60,214**	**60,824**
Net income		28,384	15,064	27,813
Adjustments to net income:		**64,914**	**45,150**	**33,011**
Share-based payment		(20)	217	(141)
Effects of changes in exchange rates on cash and cash equivalents		19,941	11,677	(54)
Expected Loss from Financial Assets and Claims		14,379	25,980	18,567
Income from interest and foreign exchange variation from operations with subordinated debt		24,279	20,774	4,433
Provision for insurance and private pension		9,669	10,316	15,071
Depreciation and amortization		4,233	3,729	3,561
Expense from update / charges on the provision for civil, labor, tax and legal obligations		578	893	1,925
Provision for civil, labor, tax and legal obligations		3,565	3,602	5,132
Revenue from update / charges on deposits in guarantee		(376)	(344)	(519)
Deferred taxes (excluding hedge tax effects)	24b	10,024	(239)	2,499
Income from share in the net income of associates and joint ventures and other investments		(1,164)	(1,399)	(1,315)
Income from Financial assets - At fair value through other comprehensive income		2,086	(1,107)	(628)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(18,311)	(21,057)	(8,420)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(6,541)	(8,309)	(3,332)
(Gain) loss on sale of investments and fixed assets		(565)	(4,165)	(168)
Other	23	3,137	4,582	(3,600)
Change in assets and liabilities		**(33,192)**	**(723)**	**(25,664)**
(Increase) / decrease in assets				
Interbank deposits		(5,590)	(21,775)	(6,897)
Securities purchased under agreements to resell		61,293	(21,639)	62,487
Compulsory deposits with the Central Bank of Brazil		(14,533)	1,189	2,900
Loan operations		(126,493)	(141,951)	(63,999)
Derivatives (assets / liabilities)		(8,842)	(2,973)	1,921
Financial assets designated at fair value through profit or loss		24,104	(107,996)	(17,895)
Other financial assets		(2,999)	1,841	(19,143)
Other tax assets		1,910	534	3
Other assets		506	(18,008)	(9,232)
(Decrease) / increase in liabilities				
Deposits		41,362	301,950	43,636
Deposits received under securities repurchase agreements		(20,516)	16,781	(73,654)
Funds from interbank markets		21,110	(18,827)	40,192
Funds from institutional markets		208	18,611	121
Other financial liabilities		15,343	1,843	19,652
Financial liabilities at fair value throught profit or loss		(29)	(60)	9
Provision for insurance and private pension		(17,293)	(9,004)	781
Provisions		709	(3,550)	673
Tax liabilities		(898)	(1,910)	(3,526)
Other liabilities		3,341	10,048	2,568
Payment of income tax and social contribution		(5,885)	(5,827)	(6,261)
Net cash from / (used in) operating activities		**60,106**	**59,491**	**35,160**
Dividends / Interest on capital received from investments in associates and joint ventures		661	487	838
Cash upon sale of investments in associates and joint ventures		623	4,982	68
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	3	(10)	-	-
Cash upon sale of fixed assets		172	331	175
Mutual rescission of intangible assets agreements		95	309	64
(Purchase) / Cash from the sale of financial assets - At fair value through other comprehensive income		14,028	(11,860)	(15,746)
(Purchase) / redemptions of financial assets at amortized cost		(11,296)	11,863	(19,359)
(Purchase) of investments in associates and joint ventures		(33)	(52)	(387)
(Purchase) of fixed assets		(1,414)	(1,716)	(1,621)
(Purchase) of intangible assets	14	(7,667)	(3,591)	(2,691)
Net cash from / (used in) investment activities		**(4,841)**	**753**	**(38,659)**
Funding from institutional markets		8,229	5,260	8,548
Redemptions in institutional markets		(32,388)	(10,581)	(2,833)
Change in non-controlling interests stockholders		(1,414)	3,330	(1,617)
Result of delivery of treasury shares		510	494	742
Dividends and interest on capital paid to non-controlling interests		(130)	(506)	(227)
Dividends and interest on capital paid		(6,267)	(11,552)	(25,915)
Net cash from / (used in) financing activities		**(31,460)**	**(13,555)**	**(21,302)**
Net increase / (decrease) in cash and cash equivalents	**2.4c**	**23,805**	**46,689**	**(24,801)**
Cash and cash equivalents at the beginning of the period		105,823	70,811	95,558
Effects of changes in exchange rates on cash and cash equivalents		(19,941)	(11,677)	54
Cash and cash equivalents at the end of the period		**109,687**	**105,823**	**70,811**
Cash		44,512	46,224	30,367
Interbank deposits		12,555	3,888	4,561
Securities purchased under agreements to resell - Collateral held		46,820	55,711	35,883
Voluntary investments with the Central Bank of Brazil		5,800	-	-
Additional information on cash flow (Mainly Operating activities)				
Interest received		131,661	121,558	134,225
Interest paid		73,458	77,011	77,315
Non-cash transactions				
Loans transferred to assets held for sale		-	-	-
Spin-off of XP Inc. investment		9,975	-	-
Dividends and interest on capital declared and not yet paid		2,864	3,178	838

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 25

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Income	**185,739**	**166,832**	**178,265**
Interest and similar	147,353	141,312	147,808
Commissions and Banking Fees	42,324	38,557	39,032
Income from insurance and private pension operations before claim	5,354	4,488	4,553
Expected Loss with Other Financial Assets	(12,779)	(24,626)	(17,272)
Other	3,487	7,101	4,144
Expenses	**(78,870)**	**(88,506)**	**(87,041)**
Interest and similar	(69,305)	(73,558)	(75,958)
Other	(9,565)	(14,948)	(11,083)
Inputs purchased from third parties	**(20,150)**	**(20,134)**	**(17,890)**
Materials, energy and others	(465)	(321)	(330)
Third party services, Financial system services, Security and Transportation	(7,276)	(7,140)	(6,477)
Other	**(12,409)**	**(12,673)**	**(11,083)**
Data processing and telecommunications	(3,953)	(3,983)	(4,278)
Advertising, promotions and publication	(1,389)	(1,095)	(1,325)
Installations	(1,036)	(1,748)	(1,779)
Travel expenses	(59)	(84)	(240)
Other	(5,972)	(5,763)	(3,461)
Gross added value	**86,719**	**58,192**	**73,334**
Depreciation and amortization	**(5,548)**	**(5,064)**	**(4,630)**
Net added value produced by the company	**81,171**	**53,128**	**68,704**
Added value received through transfer - Results of equity method	**1,164**	**1,399**	**1,315**
Total added value to be distributed	**82,335**	**54,527**	**70,019**
Distribution of added value	**82,335**	**54,527**	**70,019**
Personnel	**25,528**	**22,567**	**25,960**
Direct compensation	19,914	17,348	20,456
Benefits	4,632	4,407	4,276
FGTS – government severance pay fund	982	812	1,228
Taxes, fees and contributions	**27,782**	**16,639**	**15,957**
Federal	26,124	15,085	14,383
Municipal	1,658	1,554	1,574
Return on third parties' capital - Rent	**641**	**257**	**289**
Other	641	257	289
Return on capital	**28,384**	**15,064**	**27,813**
Dividends and interest on capital	7,073	4,988	19,597
Retained earnings attributable to controlling shareholders	19,687	13,908	7,516
Retained earnings attributable to non-controlling shareholders	1,624	(3,832)	700

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 26

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 12/31 of 2021, 2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n100, in the city of Sáo Paulo, state of Sáo Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participacões S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participaçóes ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 10, 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 27

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly - held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2021 Interest Rate Benchmark Reform (IBOR Reform) Phase II - Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter - bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub - portfolios to segregate contracts with the amended rates for hedges of group items, 24 - month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are: Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts; Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and Early settlement of contracts where there is no agreement between the parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 28

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self - regulatory entities (International Swaps and Derivatives Association - ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. b) Accounting standards recently issued and applicable in future periods IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 29

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write - off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal obligations Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING, either directly or through other subsidiaries, is the holder of partner rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of managers. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. b) Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset. d) Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant change to the interest rate and change to the currency in which the transaction is denominated. e) Transfer and write - off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write - off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 30

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Probability - weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non - activation of credit deterioration triggers for at least 6 months. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss and criteria for a significant increase or decrease in credit risk are in Note 32. g) Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 31

The discount rate generally reflects financial and economic variables, such as the risk - free interest rate and a risk premium. Cash - Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. h) Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 32

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency [1]	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. [2]	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	49.30%	34.16%	49.30%	34.16%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [3]	Chilean peso	Chile	Financial institution	56.60%	39.22%	56.60%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 33

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non - controlling interests. When the amount paid, plus non - controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi - annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non - controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non - controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 34

I - Initial recognition and derecognition Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are partially or fully derecognised when: the contractual rights to the cash flows of the financial asset expire, or ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition. The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II - Classification and subsequent measurement of financial assets Financial assets are classified in the following categories: Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale; Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 35

through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward - looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 36

Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three - stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12 - month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit - impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward - looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. III - Classification and subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 37

Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan commitments and financial guarantees: see details in Note 2.4d VIll. Modification of financial liabilities A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. IV – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. V - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 38

strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non - financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. VI - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non - performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 39

VII – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VIII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right - of - Use Assets, depreciated under the straight - line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 40

g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight - line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash - generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non - physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight - line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi - annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash - generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 41

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post - employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted or substantially enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first - time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non - proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 42

Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post - employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter - entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post - employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 43

m) Share - based payments Share - based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non - market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set - off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share - based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 44

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method”. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five - step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: Credit and debit cards - refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines. Current account services - substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order. · Economic, Financial and Brokerage Advisory - refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. Funds management - refers to fees charged for the management and performance of investment funds and consortia administration. Credit operations and financial guarantees provided - refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided. Collection services - refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 45

Note 3 – Business development Reduction of non - controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin - off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow - on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun - off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, approved by BACEN and subject to future approval by foreign regulatory bodies, as disclosed in Announcement to the Market of November 08, 2021. Itaú CorpBanca Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 46

On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.

The effective acquisition and financial settlement occurred on May 28, 2020.

Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP's total voting capital for approximately R$ 293, then holding the company's control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP's capital.

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [1]	**168,937**	**774**	**169,711**	**239,848**	**87**	**239,935**
Collateral held	54,187	774	54,961	63,087	87	63,174
Collateral repledge	**103,968**	**-**	**103,968**	**150,591**	**-**	**150,591**
Assets received as collateral with right to sell or repledge	22,139	-	22,139	20,367	-	20,367
Assets received as collateral without right to sell or repledge	81,829	-	81,829	130,224	-	130,224
Collateral sold	10,782	-	10,782	26,170	-	26,170
Interbank deposits	64,049	5,885	69,934	48,586	7,051	55,637
Voluntary investments with the Central Bank of Brazil	5,800	-	5,800	-	-	-
Total [2]	**238,786**	**6,659**	**245,445**	**288,434**	**7,138**	**295,572**

(1) The amounts of R$ 9,266 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 114,750 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (15) (R$ (56) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 47

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	12/31/2021			12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income) (2)	Fair value
Investment funds	**20,130**	**9**	**20,139**	**15,407**	**(1,203)**	**14,204**
Brazilian government securities (1a)	**223,529**	**(1,774)**	**221,755**	**284,280**	**1,605**	**285,885**
Government securities – abroad (1b)	**5,581**	**(20)**	**5,561**	**8,199**	**11**	**8,210**
Argentina	901	29	930	1,480	18	1,498
Chile	839	(2)	837	839	1	840
Colombia	1,071	(12)	1,059	3,599	4	3,603
United States	2,706	(35)	2,671	2,096	(11)	2,085
Mexico	19	-	19	5	-	5
Paraguay	10	-	10	3	-	3
Peru	8	-	8	4	1	5
Uruguay	27	-	27	40	1	41
Italy	-	-	-	133	(3)	130
Corporate securities (1c)	**116,346**	**(1,878)**	**114,468**	**78,113**	**(1,081)**	**77,032**
Shares	20,293	(936)	19,357	20,063	(1,016)	19,047
Rural product note	6,752	100	6,852	2,371	(22)	2,349
Bank deposit certificates	150	-	150	729	-	729
Real estate receivables certificates	1,075	(63)	1,012	561	(13)	548
Debentures	66,730	(942)	65,788	30,022	(85)	29,937
Eurobonds and other	5,293	(40)	5,253	2,341	42	2,383
Financial bills	10,128	(17)	10,111	15,784	(1)	15,783
Promissory and commercial notes	4,655	29	4,684	5,588	28	5,616
Other	1,270	(9)	1,261	654	(14)	640
Total	**365,586**	**(3,663)**	**361,923**	**385,999**	**(668)**	**385,331**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 50,116 (R$ 12,181 at 12/31/2020), b) R$ 171 (R$ 765 at 12/31/2020) and c) R$ 15,984 (R$ 8,556 at 12/31/2020), totaling R$ 66,271 (R$ 21,502 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 48

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows: 12/31/2021 12/31/2020 Cost Fair value Cost Fair value Current 78,151 77,057 152,413 150,298 Non - stated maturity 33,781 32,853 35,470 33,251 Up to one year 44,370 44,204 116,943 117,047 Non - current 287,435 284,866 233,586 235,033 From one to five years 212,424 211,325 175,530 176,651 From five to ten years 51,434 50,688 37,783 37,600 After ten years 23,577 22,853 20,273 20,782 Total 365,586 361,923 385,999 385,331 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 197,648 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 12/31/2021 Cost Adjustments to Fair Value (in Income) Fair value Brazilian external debt bonds 3,075 (31) 3,044 Total 3,075 (31) 3,044 12/31/2020 Cost Adjustments to Fair Value (in Income) Fair value Brazilian external debt bonds 3,699 41 3,740 Total 3,699 41 3,740 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 12/31/2021 12/31/2020 Cost Fair value Cost Fair value Current 1,474 1,458 1,806 1,826 Up to one year 1,474 1,458 1,806 1,826 Non - current 1,601 1,586 1,893 1,914 From one to five years 1,601 1,586 1,893 1,914 Total 3,075 3,044 3,699 3,740 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 49

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 11,011 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 50

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	38,014	55.0	1,820	370	837	2,596	7,341	25,050
Option agreements	21,252	30.8	10,599	3,515	3,788	1,913	683	754
Forwards	3,111	4.5	1,595	1,167	290	56	3	-
Credit derivatives	242	0.4	-	-	7	8	22	205
NDF - Non Deliverable Forward	5,943	8.6	1,193	1,207	1,109	1,053	752	629
Other Derivative Financial Instruments	483	0.7	285	2	-	6	25	165
Total	**69,045**	**100.0**	**15,492**	**6,261**	**6,031**	**5,632**	**8,826**	**26,803**
% per maturity date			22.4	9.1	8.7	8.2	12.8	38.8

	12/31/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(34,646)	54.9	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)
Option agreements	(22,547)	35.7	(4,086)	(5,170)	(7,479)	(4,247)	(786)	(779)
Forwards	(762)	1.2	(762)	-	-	-	-	-
Credit derivatives	(198)	0.3	-	-	(1)	(1)	(8)	(188)
NDF - Non Deliverable Forward	(4,896)	7.7	(739)	(1,256)	(565)	(1,097)	(822)	(417)
Other Derivative Financial Instruments	(155)	0.2	(4)	(2)	(6)	(5)	(36)	(102)
Total	**(63,204)**	**100.0**	**(7,153)**	**(7,066)**	**(9,108)**	**(7,625)**	**(8,596)**	**(23,656)**
% per maturity date			11.3	11.2	14.4	12.1	13.6	37.4

(*) Comprises R$ (1,102) (R$ (621) at 12/31/2020) pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 51

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards	2,085	2.7	1,323	367	297	93	5	-
Credit derivatives	156	0.2	-	-	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154
Total	**76,504**	**100.0**	**17,634**	**5,553**	**2,850**	**9,099**	**6,478**	**34,890**
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards	(905)	1.1	(892)	-	(11)	(2)	-	-
Credit derivatives	(76)	0.1	-	-	-	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	-	(1)	(10)	(1)	(14)	(21)
Total	**(79,505)**	**100.0**	**(16,791)**	**(4,290)**	**(2,712)**	**(12,672)**	**(6,895)**	**(36,145)**
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 52

II - Derivatives by Index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2021	12/31/2021	12/31/2021	12/31/2021
Future contracts	**857,781**	-	-	-
Purchase commitments	**470,895**	-	-	-
Shares	14,627	-	-	-
Commodities	703	-	-	-
Interest	429,862	-	-	-
Foreign currency	25,703	-	-	-
Commitments to sell	**386,886**	-	-	-
Shares	14,181	-	-	-
Commodities	3,308	-	-	-
Interest	342,575	-	-	-
Foreign currency	26,822	-	-	-
Swap contracts		**(1,861)**	**5,229**	**3,368**
Asset position	**1,338,457**	**13,410**	**24,604**	**38,014**
Commodities	2	-	-	-
Interest	1,318,082	10,339	23,835	34,174
Foreign currency	20,373	3,071	769	3,840
Liability position	**1,338,457**	**(15,271)**	**(19,375)**	**(34,646)**
Shares	497	(37)	(3)	(40)
Commodities	130	-	(1)	(1)
Interest	1,309,778	(13,331)	(19,377)	(32,708)
Foreign currency	28,052	(1,903)	6	(1,897)
Option contracts	**1,621,736**	**154**	**(1,449)**	**(1,295)**
Purchase commitments – long position	**145,412**	**17,981**	**1,496**	**19,477**
Shares	11,929	521	1,140	1,661
Commodities	471	20	20	40
Interest	63,697	127	98	225
Foreign currency	69,315	17,313	238	17,551
Commitments to sell – long position	**668,380**	**2,433**	**(658)**	**1,775**
Shares	18,928	878	339	1,217
Commodities	306	9	(3)	6
Interest	582,086	154	(148)	6
Foreign currency	67,060	1,392	(846)	546
Purchase commitments – short position	**79,734**	**(17,595)**	**(2,781)**	**(20,376)**
Shares	14,045	(348)	(1,185)	(1,533)
Commodities	274	(8)	(1)	(9)
Interest	3,284	(68)	(48)	(116)
Foreign currency	62,131	(17,171)	(1,547)	(18,718)
Commitments to sell – short position	**728,210**	**(2,665)**	**494**	**(2,171)**
Shares	16,545	(648)	(368)	(1,016)
Commodities	266	(19)	11	(8)
Interest	642,475	(227)	211	(16)
Foreign currency	68,924	(1,771)	640	(1,131)
Forward operations	**26,129**	**2,362**	**(13)**	**2,349**
Purchases receivable	**1,016**	**1,186**	**(27)**	**1,159**
Shares	948	948	(27)	921
Interest	68	238	-	238
Purchases payable obligations	-	**(68)**	-	**(68)**
Interest	-	(68)	-	(68)
Sales receivable	**20,765**	**1,938**	**14**	**1,952**
Shares	1,258	1,244	(1)	1,243
Interest	-	694	-	694
Foreign currency	19,507	-	15	15
Sales deliverable obligations	**4,348**	**(694)**	-	**(694)**
Interest	694	(694)	-	(694)
Foreign currency	3,654	-	-	-
Credit derivatives	**21,556**	**(532)**	**576**	**44**
Asset position	**13,414**	**(271)**	**513**	**242**
Shares	1,784	(37)	101	64
Commodities	18	-	-	-
Interest	11,612	(234)	412	178
Liability position	**8,142**	**(261)**	**63**	**(198)**
Shares	1,865	(63)	17	(46)
Interest	6,277	(198)	46	(152)
NDF - Non Deliverable Forward	**278,531**	**239**	**808**	**1,047**
Asset position	**144,123**	**5,256**	**687**	**5,943**
Shares	5	-	-	-
Commodities	2,489	478	(1)	477
Foreign currency	141,629	4,778	688	5,466
Liability position	**134,408**	**(5,017)**	**121**	**(4,896)**
Commodities	1,104	(50)	3	(47)
Foreign currency	133,304	(4,967)	118	(4,849)
Other derivative financial instruments	**6,064**	**25**	**303**	**328**
Asset position	**5,132**	**164**	**319**	**483**
Shares	202	-	8	8
Interest	4,869	161	29	190
Foreign currency	61	3	282	285
Liability position	**932**	**(139)**	**(16)**	**(155)**
Shares	576	(9)	(12)	(21)
Interest	347	(130)	(3)	(133)
Foreign currency	9	-	(1)	(1)
	Asset	**42,097**	**26,948**	**69,045**
	Liability	**(41,710)**	**(21,494)**	**(63,204)**
	Total	**387**	**5,454**	**5,841**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount (*)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2021
Future contracts	370,243	248,922	74,456	164,160	857,781
Swap contracts	131,681	155,022	121,040	930,714	1,338,457
Option contracts	1,230,470	268,254	45,731	77,281	1,621,736
Forwards	3,173	13,402	9,551	3	26,129
Credit derivatives	-	6,602	826	14,128	21,556
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531
Other derivative financial instruments	199	739	624	4,502	6,064

(*) Comprises R$ 289,252 (R$ 353,672 at 12/31/2020) pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 53

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	**781,453**	**-**	**-**	**-**
Purchase commitments	**338,165**	**-**	**-**	**-**
Shares	8,300	-	-	-
Commodities	1,170	-	-	-
Interest	304,454	-	-	-
Foreign currency	24,241	-	-	-
Commitments to sell	**443,288**	**-**	**-**	**-**
Shares	7,535	-	-	-
Commodities	2,201	-	-	-
Interest	397,157	-	-	-
Foreign currency	36,395	-	-	-
Swap contracts		**(6,054)**	**284**	**(5,770)**
Asset position	**1,442,449**	**16,840**	**29,179**	**46,019**
Commodities	278	1	-	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	**1,442,449**	**(22,894)**	**(28,895)**	**(51,789)**
Shares	108	(12)	2	(10)
Commodities	341	(9)	-	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	**1,738,849**	**22**	**134**	**156**
Purchase commitments – long position	**131,134**	**14,538**	**1,828**	**16,366**
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	**743,573**	**2,933**	**1,119**	**4,052**
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	**129,150**	**(13,934)**	**(1,797)**	**(15,731)**
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	**734,992**	**(3,515)**	**(1,016)**	**(4,531)**
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations	**23,989**	**1,195**	**(15)**	**1,180**
Purchases receivable	**18,666**	**1,014**	**(3)**	**1,011**
Shares	304	304	(3)	301
Interest	584	710	-	710
Foreign currency	17,778	-	-	-
Purchases payable obligations	**-**	**(584)**	**-**	**(584)**
Interest	-	(584)	-	(584)
Sales receivable	**1,132**	**1,073**	**1**	**1,074**
Shares	770	765	1	766
Interest	-	308	-	308
Foreign currency	362	-	-	-
Sales deliverable obligations	**4,191**	**(308)**	**(13)**	**(321)**
Interest	308	(308)	-	(308)
Foreign currency	3,883	-	(13)	(13)
Credit derivatives	**20,060**	**(432)**	**512**	**80**
Asset position	**15,877**	**(270)**	**426**	**156**
Shares	2,796	(84)	172	88
Commodities	19	-	1	1
Interest	13,062	(186)	253	67
Liability position	**4,183**	**(162)**	**86**	**(76)**
Shares	1,154	(45)	11	(34)
Commodities	3	-	-	-
Interest	3,026	(117)	75	(42)
NDF - Non Deliverable Forward	**313,463**	**1,214**	**(44)**	**1,170**
Asset position	**156,542**	**7,467**	**129**	**7,596**
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	**156,921**	**(6,253)**	**(173)**	**(6,426)**
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	**6,413**	**181**	**2**	**183**
Asset position	**5,274**	**196**	**34**	**230**
Shares	47	(3)	3	-
Interest	5,225	199	(26)	173
Foreign currency	2	-	57	57
Liability position	**1,139**	**(15)**	**(32)**	**(47)**
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	**43,791**	**32,713**	**76,504**
	Liability	**(47,665)**	**(31,840)**	**(79,505)**
	Total	**(3,874)**	**873**	**(3,001)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards	19,013	3,999	972	5	23,989
Credit derivatives	-	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 54

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2021						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**857,781**	**817,629**	**1,530,730**	**25,368**	**7,535**	**65,035**	**-**
Over-the-counter market	**-**	**520,828**	**91,006**	**761**	**14,021**	**213,496**	**6,064**
Financial institutions	-	413,651	57,540	761	14,021	76,415	4,861
Companies	-	103,758	32,415	-	-	136,270	1,200
Individuals	-	3,419	1,051	-	-	811	3
Total	**857,781**	**1,338,457**	**1,621,736**	**26,129**	**21,556**	**278,531**	**6,064**

	12/31/2020						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**781,453**	**835,744**	**1,617,643**	**23,097**	**3,743**	**67,887**	**-**
Over-the-counter market	**-**	**606,705**	**121,206**	**892**	**16,317**	**245,576**	**6,413**
Financial institutions	-	531,303	84,865	892	16,317	124,124	5,140
Companies	-	69,337	35,021	-	-	120,476	1,273
Individuals	-	6,065	1,320	-	-	976	-
Total	**781,453**	**1,442,449**	**1,738,849**	**23,989**	**20,060**	**313,463**	**6,413**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 55

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	12/31/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By risk rating					
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By reference entity					
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	**15,447**	**7,291**	**3,566**	**4,590**	**-**

	12/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	-	-	-
Total by instrument	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By risk rating					
Investment grade	752	296	372	84	-
Below investment grade	15,603	8,739	3,556	3,288	20
Total by risk	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By reference entity					
Brazilian government	12,433	8,255	1,627	2,551	-
Governments – abroad	243	66	122	55	-
Private entities	3,679	714	2,179	766	20
Total by entity	**16,355**	**9,035**	**3,928**	**3,372**	**20**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 56

12/31/2021 Notional amount of credit protection sold Notional amount of credit protection purchased with identical underlying amount Net position CDS (9,837) 6,109 (3,728) TRS (5,610) — (5,610) Total (15,447) 6,109 (9,338) 12/31/2020 Notional amount of credit protection sold Notional amount of credit protection purchased with identical underlying amount Net position CDS (8,501) 3,705 (4,796) TRS (7,854) — (7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 57

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2021					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	169,711	-	169,711	(3,649)	-	166,062
Derivatives financial instruments	69,045	-	69,045	(14,517)	(217)	54,311

	12/31/2020					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	239,935	-	239,935	(1,657)	-	238,278
Derivatives financial instruments	76,504	-	76,504	(15,621)	-	60,883

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2021					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	252,848	-	252,848	(39,317)	-	213,531
Derivatives financial instruments	63,204	-	63,204	(14,517)	-	48,687

	12/31/2020					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	273,364	-	273,364	(42,161)	-	231,203
Derivatives financial instruments	79,505	-	79,505	(15,621)	(574)	63,310

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 58

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable - rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 59

Strategies	Heading	12/31/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	-	-	-	131	1
Hedge of funding	Deposits	-	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	-	(127)	(127)	14,683	(127)
Foreign exchange risk							
Hedge of highly probable forecast transactions		3,508	-	185	740	3,508	185
Total		**67,344**	**44,891**	**(942)**	**(387)**	**111,412**	**(946)**

Strategies	Heading	12/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	-	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	-	12	12	316	15
Hedge of funding	Deposits	-	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	-	(4)	(4)	16,677	(1)
Foreign exchange risk							
Hedge of highly probable forecast transactions		1,314	-	(105)	148	1,314	(105)
Total		**53,521**	**105,414**	**(1,767)**	**(1,549)**	**160,870**	**(1,766)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 555 (R$ 218 at 12/31/2020).

Hedge Instruments	12/31/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	87,311	144	-	(1,035)	(1,030)	(5)	(13)
Swap	20,593	5,749	14,688	(96)	(97)	1	-
Foreign exchange risk							
Futures	3,508	-	3,665	185	185	-	-
Total	**111,412**	**5,893**	**18,353**	**(946)**	**(942)**	**(4)**	**(13)**

Hedge Instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	140,567	146	-	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk							
Futures	1,314	5	298	(105)	(105)	-	-
Total	**160,870**	**2,158**	**17,304**	**(1,766)**	**(1,767)**	**1**	**(381)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 60

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	12/31/2021					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	9,646	-	(14,701)	(14,701)	13,888	(14,688)
Total	**9,646**	**-**	**(14,701)**	**(14,701)**	**13,888**	**(14,688)**

Strategies	12/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,277	-	(14,598)	(14,598)	24,619	(14,601)
Total	**15,277**	**-**	**(14,598)**	**(14,598)**	**24,619**	**(14,601)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives.

In the period, the amount of R$ 11,752 was reversed from the hedge relationship, which remaining balance in the Foreign currency convertion reserve (Stockholders' equity) is R$ (6,238), with no effect on the result as foreign investments were maintained.

Hedge instruments	12/31/2021						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	2,126	286	-	(3,252)	(3,241)	(11)	-
Futures / NDF - Non Deliverable	6,000	208	-	(3,502)	(3,529)	27	-
Futures / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	**13,888**	**7,060**	**3,653**	**(14,688)**	**(14,701)**	**13**	**-**

Hedge instruments	12/31/2020						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	5,052	-	31	(3,844)	(3,836)	(8)	-
Futures / NDF - Non Deliverable	15,196	445	-	(8,006)	(7,993)	(13)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,751)	(2,769)	18	-
Total	**24,619**	**5,001**	**2,793**	**(14,601)**	**(14,598)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 61

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2021						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities at fair value through other comprehensive income	3,187	-	2,976	-	(211)	3,220	206
Total	**12,077**	**11,051**	**11,893**	**10,661**	**206**	**23,161**	**(210)**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	-	10,412	-	220	10,383	(226)
Total	**19,397**	**10,200**	**20,028**	**11,591**	**(760)**	**29,788**	**741**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 6,422 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates - IBORs.

In the period, the amount of R$ 7,976 was reversed from the hedge relationship, which effective portion is R$ 104, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 62

Hedge Instruments	12/31/2021				
	Notional amount	Book value [(1)]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,161	2	5,428	(210)	(4)
Total	**23,161**	**2**	**5,428**	**(210)**	**(4)**

Hedge Instruments	12/31/2020				
	Notional amount	Book value [(1)]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	29,788	2,871	5,812	741	(19)
Total	**29,788**	**2,871**	**5,812**	**741**	**(19)**

(1) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 63

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	12/31/2021			12/31/2020		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	39,136	86	39,142	103,407	158	103,407
Hedge of highly probable forecast transactions	3,508	185	3,508	1,314	(105)	1,314
Hedge of net investment in foreign operations	13,888	3,407	9,646	24,619	2,208	15,277
Hedge of loan operations (Fair value)	8,890	(28)	8,890	9,205	(423)	9,205
Hedge of loan operations (Cash flow)	131	1	131	316	15	327
Hedge of funding (Fair value)	11,051	(388)	11,051	10,200	1,390	10,200
Hedge of funding (Cash flow)	5,779	30	5,749	1,996	(11)	2,007
Hedge of assets transactions	8,213	(409)	8,621	5,743	66	5,673
Hedge of asset-backed securities under repurchase agreements	39,962	50	40,526	31,417	(11)	29,533
Hedge of assets denominated in UF	14,683	(127)	14,558	16,677	(1)	16,674
Hedge of securities at fair value through other comprehensive income	3,220	206	3,187	10,383	(226)	10,192
Total		**3,013**			**3,060**	

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2021							
	0-1 ano	1-2 anos	2-3 anos	3-4 anos	4-5 anos	5-10 anos	Acima de 10 anos	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	-	39,136
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of net investment in foreign operations (*)	13,888	-	-	-	-	-	-	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of securities at fair value through other comprehensive income	-	453	56	1,692	26	993	-	3,220
Total	**40,209**	**35,630**	**30,367**	**23,214**	**9,087**	**8,592**	**1,362**	**148,461**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	-	103,407
Hedge of highly probable forecast transactions	1,314	-	-	-	-	-	-	1,314
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	-	9,205
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	1,996
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	31,417
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	-	719	2,396	-	10,383
Total	**148,388**	**18,753**	**21,249**	**6,127**	**7,850**	**10,334**	**2,576**	**215,277**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 64

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2021				12/31/2020			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity) [2]	Expected loss	Fair value
Brazilian government securities [1a]	**71,298**	**(1,656)**	**-**	**69,642**	**65,235**	**2,714**	**-**	**67,949**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad [1b]	**30,507**	**(313)**	**-**	**30,194**	**34,365**	**38**	**(1)**	**34,402**
Argentina	409	(4)	-	405	-	-	-	-
Colombia	1,942	(95)	-	1,847	3,913	73	-	3,986
Chile	19,885	(151)	-	19,734	21,639	12	-	21,651
United States	4,520	(2)	-	4,518	3,751	(1)	-	3,750
Mexico	1,028	(6)	-	1,022	1,180	1	-	1,181
Paraguay	1,516	(57)	-	1,459	3,008	(60)	(1)	2,947
Uruguay	1,207	2	-	1,209	874	13	-	887
Corporate securities [1c]	**6,714**	**(880)**	**(48)**	**5,786**	**7,799**	**(152)**	**(56)**	**7,591**
Shares	1,629	(886)	-	743	1,640	(258)	-	1,382
Bank deposit certificates	132	(1)	-	131	305	2	-	307
Debentures	392	3	(44)	351	956	(23)	(44)	889
Eurobonds and other	4,498	1	(1)	4,498	4,895	127	(9)	5,013
Financial bills	6	-	-	6	-	-	-	-
Other	57	3	(3)	57	3	-	(3)	-
Total	**108,555**	**(2,849)**	**(84)**	**105,622**	**107,435**	**2,600**	**(93)**	**109,942**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 43,500 (R$ 35,203 at 12/31/2020), b) R$ 2,385 (R$ 2,398 at 12/31/2020) and c) R$ 778 (R$ 518 at 12/31/2020), totaling R$ 46,663 (R$ 38,119 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2021		12/31/2020	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**27,398**	**26,428**	**33,094**	**32,872**
Non-stated maturity	1,629	743	1,640	1,382
Up to one year	25,769	25,685	31,454	31,490
Non-current	**81,157**	**79,194**	**74,341**	**77,070**
From one to five years	64,034	63,256	52,825	54,452
From five to ten years	12,017	11,557	14,084	14,852
After ten years	5,106	4,381	7,432	7,766
Total	**108,555**	**105,622**	**107,435**	**109,942**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,629	(886)	-	743
Total	**1,629**	**(886)**	**-**	**743**

	12/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,640	(258)	-	1,382
Total	**1,640**	**(258)**	**-**	**1,382**

In the period there was no receipt of dividends and there was no reclassification within Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2021		12/31/2020	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,629**	**743**	**1,640**	**1,382**
Non-stated maturity	1,629	743	1,640	1,382

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 65

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**3**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(84)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	**1**	-	-	-	-	-	-	-
Corporate securities	**(56)**	**2**	**(2)**	**8**	-	-	-	-	**(48)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(8)**	**(17)**	**18**	**-**	**-**	**-**	**-**	**(93)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**2**	**(1)**	**1**	-	-	-	-	**(1)**
Corporate securities	**(47)**	**(10)**	**(16)**	**17**	-	-	-	-	**(56)**
Debentures	(43)	-	(1)	-	-	-	-	-	(44)
Eurobonds and other	(1)	(10)	(15)	17	-	-	-	-	(9)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	12/31/2021			12/31/2020		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [1a]	**68,045**	**(37)**	**68,008**	**64,568**	**(44)**	**64,524**
Government securities – abroad	**24,888**	**(7)**	**24,881**	**19,095**	**(14)**	**19,081**
Colombia	925	(1)	924	500	-	500
Chile	828	-	828	705	(1)	704
Korea	5,604	-	5,604	3,951	(4)	3,947
Spain	6,132	(1)	6,131	4,847	(3)	4,844
Mexico	11,377	(5)	11,372	9,042	(6)	9,036
Uruguay	22	-	22	50	-	50
Corporate securities [1b]	**54,813**	**(1,904)**	**52,909**	**46,141**	**(3,007)**	**43,134**
Rural product note	5,906	(14)	5,892	3,499	(25)	3,474
Bank deposit certificates	110	(1)	109	30	-	30
Real estate receivables certificates	3,988	(1)	3,987	4,806	(12)	4,794
Debentures	39,403	(1,883)	37,520	34,849	(2,952)	31,897
Eurobonds and other	457	(2)	455	209	(1)	208
Financial bills	51	-	51	-	-	-
Promissory and commercial notes	4,219	(2)	4,217	2,023	(10)	2,013
Other	679	(1)	678	725	(7)	718
Total	**147,746**	**(1,948)**	**145,798**	**129,804**	**(3,065)**	**126,739**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 12,570 (R$ 13,786 at 12/31/2020); and b) R$ 11,358 (R$ 14,364 at 12/31/2020), totaling R$ 23,928 (R$ 28,150 at 12/31/2020).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2021		12/31/2020	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**45,353**	**45,169**	**38,285**	**37,672**
Up to one year	45,353	45,169	38,285	37,672
Non-current	**102,393**	**100,629**	**91,519**	**89,067**
From one to five years	70,924	69,965	56,447	55,070
From five to ten years	26,404	25,600	24,434	23,697
After ten years	5,065	5,064	10,638	10,300
Total	**147,746**	**145,798**	**129,804**	**126,739**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 66

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(185)**	**188**	**(147)**	**70**	**-**	**-**	**-**	**-**	**(74)**
Brazilian government securities	**(44)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(37)**
Government securities - abroad	**(14)**	**37**	**(36)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	**(127)**	**144**	**(111)**	**64**	**-**	**-**	**-**	**-**	**(30)**
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobonds and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory and commercial notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Corporate securities	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Corporate securities	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(198)**	**(113)**	**(172)**	**311**	**21**	**-**	**-**	**(34)**	**(185)**
Brazilian government securities	**(52)**	**8**	**-**	**-**	**-**	**-**	**-**	**-**	**(44)**
Government securities - abroad	**-**	**8**	**(34)**	**12**	**-**	**-**	**-**	**-**	**(14)**
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	-	(2)	2	-	-	-	-	-
Korea	-	7	(14)	3	-	-	-	-	(4)
Spain	-	-	(3)	-	-	-	-	-	(3)
Mexico	-	2	(15)	7	-	-	-	-	(6)
Corporate securities	**(146)**	**(129)**	**(138)**	**299**	**21**	**-**	**-**	**(34)**	**(127)**
Rural product note	(9)	15	(44)	15	-	-	-	-	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	-	-	-	-	(8)
Debentures	(131)	(124)	(60)	250	21	-	-	(34)	(78)
Eurobonds and other	(1)	(6)	(2)	8	-	-	-	-	(1)
Promissory and commercial notes	(3)	(7)	(10)	10	-	-	-	-	(10)
Other	-	3	(13)	3	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Corporate securities	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Rural product note	(5)	(3)	-	5	-	1	-	-	(2)
Real estate receivables certificates	-	(4)	-	-	-	-	-	-	(4)
Debentures	(53)	(1)	(67)	55	-	53	(21)	(13)	(47)
Eurobonds and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Corporate securities	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Rural product note	(33)	(7)	(1)	42	-	-	-	(1)	-
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	-	(53)	(2,827)
Other	(16)	16	(30)	30	-	-	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 67

Note 10 - Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 12/31/2021 12/31/2020 Individuals 332,536 255,483 Credit card 112,809 87,073 Personal loa 42,235 35,346 Payroll loans 63,416 55,508 Vehicles 29,621 23,290 Mortgage loans 84,455 54,266 Corporate 135,034 134,521 Micro / small and medium companies 149,970 121,955 Foreign loans - Latin America 205,050 202,145 Total loans and lease operations 822,590 714,104 Provision for Expected Loss (1) (44,316) (48,322) Total loans and lease operations, net of Expected Credit Loss 778,274 665,782 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (767) (R$ (907) at 12/31/2020) and Loan commitments R$ (4,433) (R$ (3,485) at 12/31/2020). By maturity 12/31/2021 12/31/2020 Overdue as from 1 day 20,960 18,683 Falling due up to 3 months 211,329 172,497 Falling due from 3 months to 12 months 205,119 181,033 Falling due after 1 year 385,182 341,891 Total loans and lease operations 822,590 714,104 By concentration 12/31/2021 12/31/2020 Largest debtor 6,414 7,243 10 largest debtors 33,694 37,863 20 largest debtors 49,541 54,812 50 largest debtors 79,403 83,438 100 largest debtors 111,116 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 68

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	-	-	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	-	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	-	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	-	14,312	178,719
Total	**587,208**	**(53,989)**	**(3,661)**	**29,550**	**657**	**-**	**142,399**	**702,164**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	-	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	-	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	-	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	-	(3,365)	13,389
Total	**66,243**	**(29,550)**	**(13,886)**	**53,989**	**2,862**	**-**	**(9,752)**	**69,906**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	25,532	-	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942
Total	**60,653**	**(657)**	**(2,862)**	**3,661**	**13,886**	**(18,007)**	**(6,154)**	**50,520**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	255,483	(10,309)	87,362	332,536
Corporate	134,521	(310)	823	135,034
Micro / Small and medium companies	121,955	(2,354)	30,369	149,970
Foreign loans - Latin America	202,145	(5,034)	7,939	205,050
Total [2]	**714,104**	**(18,007)**	**126,493**	**822,590**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2) Comprises R$ 29,875 pegged to Libor.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	-	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	-	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	-	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	-	46,762	167,601
Total	**501,889**	**(62,348)**	**(5,818)**	**19,238**	**1,259**	**-**	**132,988**	**587,208**

Stage 2	Balance at 12/31/2019	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	-	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	-	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	-	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	-	3,578	16,692
Total	**41,920**	**(19,238)**	**(21,719)**	**62,348**	**2,332**	**-**	**600**	**66,243**

Stage 3	Balance at 12/31/2019	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852
Total	**41,982**	**(1,259)**	**(2,332)**	**5,818**	**21,719**	**(13,638)**	**8,363**	**60,653**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145
Total [2]	**585,791**	**(13,638)**	**141,951**	**714,104**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2) Comprises R$ 40,454 pegged to Libor.

Modification of financial assets

In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 10,330 (R$ 9,017 at 12/31/2020) before modification, giving effect on the result of R$ 5 (R$ (43) from 01/01 to 12/31/2020). At 12/31/2021, financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 1,330 (R$ 678 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 69

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(5,403)	1,435	203	(579)	-	-	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	-	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	-	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	-	3	(2,373)
Total	**(9,805)**	**2,289**	**287**	**(1,354)**	**(99)**	**-**	**(2,767)**	**(11,449)**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	-	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	-	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	-	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	-	140	(1,353)
Total	**(7,882)**	**1,354**	**4,223**	**(2,289)**	**(481)**	**-**	**(3,200)**	**(8,275)**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(12,472)	-	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)
Total	**(30,635)**	**99**	**481**	**(287)**	**(4,223)**	**18,007**	**(8,034)**	**(24,592)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance at 12/31/2021 [2]
Individuals	(21,130)	10,309	(13,399)	(24,220)
Corporate	(7,953)	310	2,836	(4,807)
Micro / Small and medium companies	(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America	(12,870)	5,034	(62)	(7,898)
Total	**(48,322)**	**18,007**	**(14,001)**	**(44,316)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	-	-	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	-	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	-	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	-	(1,708)	(2,389)
Total	**(8,166)**	**2,719**	**803**	**(1,115)**	**(70)**	**-**	**(3,976)**	**(9,805)**

Stage 2	Balance at 12/31/2019	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	-	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	-	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	-	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	-	(959)	(2,029)
Total	**(6,557)**	**1,115**	**5,569**	**(2,719)**	**(388)**	**-**	**(4,902)**	**(7,882)**

Stage 3	Balance at 12/31/2019	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	-	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)
Total	**(22,785)**	**70**	**388**	**(803)**	**(5,569)**	**13,638**	**(15,574)**	**(30,635)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal [2]	Closing balance at 12/31/2020 [3]
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)
Total	**(37,508)**	**13,638**	**(24,452)**	**(48,322)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 70

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2021			12/31/2020		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,365**	**(351)**	**2,014**	**2,277**	**(597)**	**1,680**
Up to 1 year	2,365	(351)	2,014	2,277	(597)	1,680
Non-current	**9,342**	**(2,743)**	**6,599**	**10,553**	**(2,956)**	**7,597**
From 1 to 2 years	1,727	(456)	1,271	1,809	(472)	1,337
From 2 to 3 years	1,394	(369)	1,025	1,424	(398)	1,026
From 3 to 4 years	1,042	(296)	746	1,153	(337)	816
From 4 to 5 years	834	(251)	583	930	(289)	641
Over 5 years	4,345	(1,371)	2,974	5,237	(1,460)	3,777
Total	**11,707**	**(3,094)**	**8,613**	**12,830**	**(3,553)**	**9,277**

Financial lease revenues are composed of:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Financial Income	742	645	612
Variable payments	10	40	39
Total	**752**	**685**	**651**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2021				12/31/2020			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	235	235	235	234	349	366	347	362
Working capital	800	800	795	795	1,297	1,299	1,310	1,312
Total	**1,035**	**1,035**	**1,030**	**1,029**	**1,646**	**1,665**	**1,657**	**1,674**

(*) Under Other liabilities.

From 01/01 to 12/31/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 810, net of the Allowance for Loan Losses (R$ 309 from 01/01 to 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 71

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	12/31/2021	01/01 to 12/31/2021		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [1]	5,891	1,238	(60)	1,178
Joint ventures [2]	230	(74)	-	(74)
Total	**6,121**	**1,164**	**(60)**	**1,104**

	12/31/2020	01/01 to 12/31/2020			01/01 to 12/31/2019
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates [1]	15,344	1,556	(59)	1,497	1,380
Joint ventures [2]	226	(157)	-	(157)	(65)
Total	**15,570**	**1,399**	**(59)**	**1,340**	**1,315**

(1) At 12/31/2021, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.64% total capital and 42.37% voting capital, 52.65% total capital and 42.42% voting capital at 12/31/2020); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2020); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2020); Gestora de Inteligência de Crédito S.A. (19.64% total capital and 20% voting capital; 20% total and voting capital at 12/31/2020), Compañia Uruguaya de Medios de Procesamiento S.A. (29.24% total and voting capital; 31.47% at 12/31/2020); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2020); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2020) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2020). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3) (41% total capital and 29.32% voting capital at 12/31/2020). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(2) At 12/31/2021, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2020); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2020) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 72

Note 12 – Lease Operations - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 12/31/2021, total cash outflow with lease amounted to R$ 1,448 and lease agreements in the amount of R$ 661 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 12/31/2021 12/31/2020 Up to 3 months 304 333 3 months to 1 year 842 945 From 1 to 5 years 3,088 2,830 Over 5 years 1,980 1,930 Total Financial Liability 6,214 6,038 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2021 01/01 to 12/31/2020 01/01 to 12/31/2019 Sublease revenues 16 8 12 Depreciation expenses (1,279) (1,209) (1,060) Interest expenses (302) (227) (271) Lease expenses for low value assets (84) (87) (82) Variable expenses not include in lease liabilities (68) (66) (81) Total (1,717) (1,581) (1,482) In the period from 01/01 to 12/31/2021 and 01/01 to 12/31/2020, there was no impairment adjustment (R$ (175) from 01/01 to 12/31/2019), recorded under the heading General and Administrative Expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 73

Note 13 - Fixed assets 12/31/2021 Fixed Assets (1) Annual depreciation rates Cost Depreciation Impairment Residual Real estate 7,372 (4,089) (110) 3,173 Land - 1,127 - - 1,127 Buildings and Improvements 4% to 10% 6,245 (4,089) (110) 2,046 Other fixed assets 14,659 (10,832) (37) 3,790 Installations and furniture 10% to 20% 3,312 (2,463) (10) 839 Data processing systems 20% to 50% 9,094 (7,170) (27) 1,897 Other (2) 10% to 20% 2,253 (1,199) - 1,054 Total 22,031 (14,921) (147) 6,963 (1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b 3.2 - Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. 12/31/2020 Fixed Assets (1) Annual depreciation rates Cost Depreciation Impairment Residual Real estate 7,106 (3,735) (115) 3,256 Land - 1,102 - - 1,102 Buildings and Improvements 4% to 10% 6,004 (3,735) (115) 2,154 Other fixed assets 13,492 (9,779) (32) 3,681 Installations and furniture 10% to 20% 3,248 (2,271) (5) 972 Data processing systems 20% to 50% 8,274 (6,400) (27) 1,847 Other (2) 10% to 20% 1,970 (1,108) - 862 Total 20,598 (13,514) (147) 6,937 (1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 74

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Acquisitions [4]	-	5	738	3,511	3,413	7,667
Rescissions / disposals	(10)	-	(65)	(13)	(236)	(324)
Exchange variation	(918)	(155)	(238)	-	(20)	(1,331)
Other [3,5]	-	(15)	(443)	(5)	-	(463)
Balance at 12/31/2021	**13,031**	**2,657**	**6,476**	**11,157**	**6,431**	**39,752**
Amortization						
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Amortization expense [2]	-	(109)	(819)	(942)	(791)	(2,661)
Rescissions / disposals	-	-	28	10	214	252
Exchange variation	-	68	125	-	3	196
Other [3,5]	-	14	197	-	-	211
Balance at 12/31/2021	**-**	**(1,374)**	**(4,149)**	**(4,220)**	**(1,984)**	**(11,727)**
Impairment (Note 2.4h)						
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Increase	-	-	-	(440)	-	(440)
Disposals	-	-	33	-	-	33
Exchange variation	563	77	-	-	-	640
Balance at 12/31/2021	**(5,209)**	**(712)**	**(171)**	**(823)**	**-**	**(6,915)**
Book value						
Balance at 12/31/2021	**7,822**	**571**	**2,156**	**6,114**	**4,447**	**21,110**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina.

(4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

(5) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 75

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	-	232	3,967
Other [3]	-	(16)	10	-	(333)	(339)
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Amortization						
Balance at 12/31/2019	-	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [2]	-	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	-	(126)	(451)	-	(174)	(751)
Other [3]	-	10	(32)	(12)	327	293
Balance at 12/31/2020	-	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Incresase	(5,772)	(789)	(33)	(13)	-	(6,607)
Disposals	-	-	-	-	-	-
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	-	**(7,148)**
Book value						
Balance at 12/31/2020	**8,187**	**686**	**2,600**	**3,993**	**1,864**	**17,330**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).
(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020).

ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 76

Note 15 - Deposits

	12/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**334,808**	**356,620**	**691,428**	**376,139**	**297,995**	**674,134**
Savings deposits	190,601	-	190,601	179,470	-	179,470
Interbank deposits	3,490	286	3,776	3,185	245	3,430
Time deposits	140,717	356,334	497,051	193,484	297,750	491,234
Non-interest bearing deposits	**158,944**	**-**	**158,944**	**134,876**	**-**	**134,876**
Demand deposits	158,116	-	158,116	134,805	-	134,805
Other deposits	828	-	828	71	-	71
Total	**493,752**	**356,620**	**850,372**	**511,015**	**297,995**	**809,010**

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	16	98	114	11	132	143
Total	**16**	**98**	**114**	**11**	**132**	**143**

The effect of credit risk of these instruments is not significant at 12/31/2021 and 12/31/2020.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 77

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	12/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**94,899**	**81**	**94,980**	**45,961**	**564**	**46,525**
Government securities	95% of CDI to 9.15%	67,060	-	67,060	22,088	-	22,088
Corporate securities	45% of CDI to 100% of CDI	25,676	-	25,676	20,773	-	20,773
Own issue	100.5% of CDI to 16.40%	1	20	21	1,965	20	1,985
Foreign	0.21% to 3.12%	2,162	61	2,223	1,135	544	1,679
Assets received as collateral	**8.8% to 9.15%**	**105,036**	**-**	**105,036**	**151,370**	**-**	**151,370**
Right to sell or repledge the collateral	**0.15% to 10.0%**	**43,260**	**9,572**	**52,832**	**50,491**	**24,978**	**75,469**
Total		**243,195**	**9,653**	**252,848**	**247,822**	**25,542**	**273,364**

b) Interbank market funds

	Interest rate (p.a.)	12/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	3.40 to IGPM + 3.95%	20,310	3,749	24,059	21,898	21,691	43,589
Real estate credit bills	2.92% to IPCA + 3.70%	3,628	7,035	10,663	2,600	1,605	4,205
Agribusiness credit bills	2.56% to 12.36%	4,342	9,359	13,701	10,166	4,119	14,285
Guaranteed real estate bills	95% of CDI to IPCA + 6.08%	1,623	29,375	30,998	437	10,592	11,029
Import and export financing	0% to 13.14%	64,274	22,674	86,948	56,148	15,322	71,470
On-lending-domestic	0% to 17%	3,929	6,847	10,776	3,672	7,785	11,457
Total (*)		**98,106**	**79,039**	**177,145**	**94,921**	**61,114**	**156,035**

(*) Comprises R$ 34,942 (R$ 34,372 at 12/31/2020) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	12/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	100% of LIB to IGPM + 4.63%	21,203	53,833	75,036	12,125	62,791	74,916
Foreign loans through securities	-3.17% to 34.16%	6,560	56,283	62,843	6,636	55,797	62,433
Funding from structured operations certificates (1)	0.3% to IPCA + 4.80%	143	614	757	578	381	959
Total		**27,906**	**110,730**	**138,636**	**19,339**	**118,969**	**138,308**

(1) The fair value of funding from structured operations certificates issued is R$ 790 (R$ 1,018 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 78

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	-	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,380	5,484
	20	2012	2022	IGPM + 4.63%	44	38
	2,146	2019	Perpetual	114% of SELIC	2,187	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	976	963
	50	2019	2028	CDI + 0.72%	55	52
	2,281	2019	2029	CDI + 0.75%	2,502	2,379
	450	2020	2029	CDI + 2%	481	452
	106	2020	2030	IPCA + 4.64%	125	109
	1,556	2020	2030	CDI + 2%	1,664	1,562
	5,488	2021	2031	CDI + 2%	5,651	-
				Total	**20,065**	**13,196**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,361
	1,042	2011	2021	5.75% to 6.2%	-	3,891
	550	2012	2021	6.2%	-	2,858
	2,592	2012	2022	5.5% to 5.65%	14,742	13,839
	1,858	2012	2023	5.13%	10,432	9,762
	1,250	2017	Perpetual	6.13%	6,997	6,510
	750	2018	Perpetual	6.5%	4,262	3,967
	750	2019	2029	4.5%	4,205	3,915
	700	2020	Perpetual	4.6%	3,967	3,696
	500	2021	2031	3.9%	2,804	-
				Total	**47,409**	**53,799**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	36	74
	180,351	2008	2033	3.50% to 4.92%	1,423	1,515
	97,962	2009	2035	4.75%	1,079	1,135
	1,060,250	2010	2032	4.35%	106	111
	1,060,250	2010	2035	3.90% to 3.96%	244	255
	1,060,250	2010	2036	4.48%	1,160	885
	1,060,250	2010	2038	3.9%	845	1,215
	1,060,250	2010	2040	4.15% to 4.29%	651	682
	1,060,250	2010	2042	4.45%	317	332
	57,168	2014	2034	3.8%	414	434
				Total	**6,275**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	145	160
	146,000	2013	2028	IPC + 2%	203	224
	648,171	2014	2024	LIB	939	899
				Total	**1,287**	**1,283**
Total					**75,036**	**74,916**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 79

Note 18 - Other assets and liabilities a) Other assets 12/31/2021 12/31/2020 Financial 96,630 93,261 At Amortized Cost 96,473 93,255 Receivables from credit card issuers 53,968 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29d) 12,264 12,693 Trading and intermediation of securities 17,218 28,254 Income receivable 3,839 2,979 Operations without credit granting characteristics, net of provisions 4,720 3,476 Insurance and reinsurance operations 1,565 1,322 Net amount receivables from reimbursement of provisions (Note 29c) 888 919 Deposits in guarantee of fund raisings abroad 660 101 Foreign exchange portfolio 1,213 - Other 138 - At Fair Value Through Profit or Loss 157 6 Other financial assets 157 6 Non-financial 16,494 15,773 Sundry foreign 621 717 Prepaid expenses 5,243 4,404 Sundry domestic 2,868 2,555 Assets of post-employment benefit plans (Note 26e) 493 585 Lease right-of-use 5,046 4,908 Other 2,223 2,604 Current 93,604 89,632 Non-current 19,520 19,402 b) Other liabilities 12/31/2021 12/31/2020 Financial 134,267 118,929 At Amortized Cost 134,106 118,924 Credit card operations 108,997 92,580 Trading and intermediation of securities 12,161 15,121 Foreign exchange portfolio 2,485 859 Lease liabilties 5,324 5,069 Other 5,139 5,295 At Fair Value Through Profit or Loss 161 5 Other financial liabilities 161 5 Non-financial 42,130 38,511 Funds in transit 18,027 16,071 Charging and collection of taxes and similar 457 339 Social and statutory 7,853 6,759 Deferred income 3,278 3,201 Sundry domestic 3,183 3,023 Personnel provision 2,244 1,900 Provision for sundry payments 2,348 2,576 Obligations on official agreements and rendering of payment services 1,261 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,209 2,083 Other 1,270 1,233 Current 167,789 147,993 Non-current 8,608 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 80

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad at 12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares	-	(17,433,727)	(17,433,727)	379
Treasury shares at 12/31/2021 (1)	**-**	**24,244,725**	**24,244,725**	**(528)**
Outstanding shares at 12/31/2021	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	**-**	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) Partial spin-off (Note 3).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

Cost / market value	12/31/2021	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2021	19.09	20.95

Cost / market value	12/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 81

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. On October 14, 2021, ITAÚ UNIBANCO HOLDING approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes. l - Calculation of dividends and interest on capital 12/31/2021 12/31/2020 12/31/2019 Statutory net income 26,236 18,961 26,712 Adjustments: (-) Legal reserve - 5% (1,312) (948) (1,336) Dividend calculation basis 24,924 18,013 25,376 Minimum mandatory dividend - 25% 6,231 4,503 6,344 Dividends and Interest on Capital Paid / Accrued 6,231 4,503 18,777 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 82

II - Stockholders' compensation

	12/31/2021			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**4,179**	**(407)**	**3,772**
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid on December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities - Social and Statutory)		**2,894**	**(435)**	**2,459**
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total from 01/01 to 12/31/2021		**7,073**	**(842)**	**6,231**

	12/31/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**2,127**	**(78)**	**2,049**
Dividends - 11 monthly installments paid from February to December de 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities - Social and Statutory)		**2,861**	**(407)**	**2,454**
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on 12/17/2020 to be paid until 04/30/2021	0.0544	624	(93)	531
Interest on capital - credited on 01/28/2021 to be paid until 04/30/2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**

	12/31/2019			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**9,274**	**-**	**9,274**
Dividends - 11 monthly installments from February to December 2019	0.0150	1,606	-	1,606
Dividends - paid on 08/23/2019	0.7869	7,668	-	7,668
Accrued (Recorded in Other Liabilities)		**512**	**(55)**	**457**
Dividends - 1 monthly installment paid on 01/02/2020	0.0150	146	-	146
Interest on capital - credited on 12/19/2019 to be paid until 04/30/2020	0.0376	366	(55)	311
Identified in Profit Reserve In Stockholders' Equity	**1.0067**	**9,811**	**(765)**	**9,046**
Total from 01/01 to 12/31/2019		**19,597**	**(820)**	**18,777**

c) Capital reserves and profit reserves

	12/31/2021	12/31/2020	12/31/2019
Capital reserves	**2,250**	**2,326**	**1,982**
Premium on subscription of shares	284	284	284
Share-based payment	1,962	2,038	1,694
Reserves from tax incentives, restatement of equity securities and other	4	4	4
Profit reserves	**66,161**	**47,347**	**43,019**
Legal [(1)]	13,586	12,274	11,326
Statutory [(2)(3)]	64,092	46,590	43,210
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)	(11,517)
Total reserves at parent company	**68,411**	**49,673**	**45,001**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Includes R$ 1,772 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 83

d) Non-controlling interests

	Stockholders' equity		Income		
	12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 a 12/31/2019
Itaú CorpBanca	9,836	9,891	1,310	(4,135)	504
Itaú CorpBanca Colômbia S.A.	476	491	38	(15)	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	666	580	131	164	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	426	385	76	102	20
Other	208	185	69	52	61
Total	**11,612**	**11,532**	**1,624**	**(3,832)**	**700**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 84

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Partner Plan	(129)	(241)	(242)
Share-based plan	(381)	(489)	(384)
Total	**(510)**	**(730)**	**(626)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2021	01/01 to 12/31/2020
	Quantity	Quantity
Opening balance	**36,291,760**	**39,305,211**
New [1]	14,583,318	10,488,126
Delivered	(11,652,700)	(11,408,109)
Cancelled	(2,278,382)	(2,093,468)
Closing balance	**36,943,996**	**36,291,760**
Weighted average of remaining contractual life (years)	1.80	1.69
Market value weighted average (R$)	**16.71**	**23.37**

(1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of Xpart S.A. (Note 3), as from October 2021, there was and increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

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II - Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 12/31/2021 01/01 to 12/31/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New (1) 21,767,235 18,329,108 Delivered (10,818,958) (10,574,321) Cancelled (1,541,260) (568,490) Closing balance 36,814,248 27,407,231 Weighted average of remaining contractual life (years) 1.04 1.21 Market value weighted average (R$) 23.59 31.22 (1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 86

Note 21 - Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 01/01 to 12/31/2021 01/01 to 12/31/2020 01/01 to 12/31/2019 Compulsory deposits in the Central Bank of Brazil 3,613 2,242 4,734 Interbank deposits 1,203 1,102 1,173 Securities purchased under agreements to resell 9,812 9,832 16,197 Financial assets at fair value through other comprehensive income 17,193 18,089 11,386 Financial assets at amortized cost 4,820 3,629 2,582 Loan operations 92,789 79,503 81,046 Other financial assets (177) (28) 1,033 Total 129,253 114,369 118,151 b) Interest and similar expense 01/01 to 12/31/2021 01/01 to 12/31/2020 01/01 to 12/31/2019 Deposits (20,492) (17,478) (18,559) Securities sold under repurchase agreements (8,635) (10,690) (20,473) Interbank market funds (24,929) (28,878) (13,231) Institutional market funds (9,865) (8,400) (6,837) Financial expense from technical provisions for insurance and private pension (5,346) (8,121) (16,720) Other (38) 9 (138) Total (69,305) (73,558) (75,958) c) Income of financial assets and liabilities at fair value through profit or loss 01/01 to 12/31/2021 01/01 to 12/31/2020 01/01 to 12/31/2019 Securities 7,439 16,035 26,388 Derivatives (*) 9,716 (9,393) (70) Financial assets designated at fair value through profit or loss (483) (118) (64) Other financial assets at fair value through profit or loss 838 - - Financial liabilities at fair value through profit or loss (843) (9) - Financial liabilities designated at fair value 11 38 (24) Total 16,678 6,553 26,230 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 1,127 of Expected Losses (R$ (419) at 12/31/2020) with reversal of R$ 10 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (7) at 12/31/2020) and reversal of R$ 1,117 for Financial Assets – Amortized Cost (R$ (412) at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 87

Note 22 - Commissions and Banking Fees

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Credit and debit cards	16,051	13,813	15,619
Current account services	7,803	8,002	7,969
Asset management	**7,177**	**6,951**	**6,322**
Funds	6,545	6,316	5,702
Consortia	632	635	620
Credit operations and financial guarantees provided	**2,511**	**2,298**	**2,418**
Credit operations	1,307	964	1,048
Financial guarantees provided	1,204	1,334	1,370
Collection services	2,020	1,897	1,831
Advisory services and brokerage	3,579	2,891	2,509
Custody services	605	573	501
Other	2,578	2,132	1,863
Total	**42,324**	**38,557**	**39,032**

Note 23 - General and administrative expenses

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Personnel expenses	**(28,245)**	**(25,158)**	**(28,415)**
Compensation	(10,287)	(10,212)	(9,548)
Employees' profit sharing	(5,843)	(4,224)	(5,183)
Welfare benefits	(4,385)	(4,059)	(3,856)
Provision for labor claims and dismissals	(3,852)	(2,922)	(5,640)
Payroll charges	(3,640)	(3,330)	(3,276)
Share-based payment (Note 20)	(129)	(241)	(242)
Training	(118)	(107)	(178)
Other	9	(63)	(492)
Administrative expenses	**(16,080)**	**(16,904)**	**(15,912)**
Third party services, Financial services expenses, Security and Transportation	(7,276)	(7,140)	(6,477)
Data processing and telecommunications	(3,953)	(3,983)	(4,278)
Installations	(1,677)	(2,005)	(2,068)
Advertising, promotions and publicity	(1,389)	(1,095)	(1,325)
Materials	(465)	(321)	(330)
Travel expenses	(59)	(84)	(240)
Other [1]	(1,261)	(2,276)	(1,194)
Depreciation and Amortization	**(5,548)**	**(5,064)**	**(4,630)**
Other expenses	**(12,676)**	**(17,081)**	**(12,055)**
Selling - credit cards	(5,292)	(4,391)	(4,958)
Claims losses	(1,038)	(778)	(825)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(119)	(683)	(719)
Provision for lawsuits civil (Note 29)	(1,041)	(1,080)	(848)
Provision for tax and social security lawsuits	317	(191)	(1,898)
Refund of interbank costs	(352)	(270)	(307)
Impairment [2]	(440)	(6,201)	(233)
Other	(4,711)	(3,487)	(2,267)
Total	**(62,549)**	**(64,207)**	**(61,012)**

(1) At 12/31/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 33a).

(2) At 12/31/2020 comprises the effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

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Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (1) 25.00% (1) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate is applied as from July 1 to December 31, 2021. a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 12/31/2021 01/01 to 12/31/2020 01/01 to 12/31/2019 Income / (loss) before income tax and social contribution 42,231 5,230 31,243 Charges (income tax and social contribution) at the rates in effect (1) (19,989) (2,354) (12,497) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 821 384 614 Foreign exchange variation on investments abroad 437 7,201 711 Interest on capital 2,889 2,765 3,012 Other nondeductible expenses net of non taxable income (2) 9,181 (16,651) (932) Income tax and social contribution expenses (6,661) (8,655) (9,092) Related to temporary differences Increase / (reversal) for the period (7,186) 18,489 5,750 Increase / (reversal) of prior periods - - (88) (Expenses) / Income from deferred taxes (7,186) 18,489 5,662 Total income tax and social contribution expenses (13,847) 9,834 (3,430) (1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the second half of 2021, it is equal to 50%. (2) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 89

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income	**60,248**	**(24,407)**	**17,148**	**52,989**
Provision for expected loss	27,933	(6,274)	6,769	28,428
Related to tax losses and social contribution loss carryforwards	5,528	(1,952)	175	3,751
Provision for profit sharing	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	1,570	(1,013)	441	998
Provisions	5,845	(1,923)	1,926	5,848
Civil lawsuits	1,331	(591)	517	1,257
Labor claims	3,056	(1,188)	1,307	3,175
Tax and social security lawsuits	1,458	(144)	102	1,416
Legal obligations	774	(36)	84	822
Adjustments of operations carried out on the futures settlement market	52	(52)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	8,315	(8,315)	2,726	2,726
Provision relating to health insurance operations	356	-	6	362
Other	7,972	(2,939)	2,756	7,789
Reflected in stockholders' equity	**1,375**	**(343)**	**1,299**	**2,331**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	60	(30)	1,299	1,329
Cash flow hedge	758	(297)	-	461
Other	557	(16)	-	541
Total (1) (2)	**61,623**	**(24,750)**	**18,447**	**55,320**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	**43,380**	**(12,631)**	**29,499**	**60,248**
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845
Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out in futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	-	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders' equity	**2,354**	**(1,191)**	**212**	**1,375**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	-	758
Other	401	-	156	557
Total (1) (2)	**45,734**	**(13,822)**	**29,711**	**61,623**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 90

II - The deferred tax liabilities and its changes are represented by:

	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	**4,853**	**(1,029)**	**756**	**4,580**
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders' equity	**608**	**(580)**	**161**	**189**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total (*)	**5,461**	**(1,609)**	**917**	**4,769**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	**6,610**	**(2,951)**	**1,194**	**4,853**
Depreciation in excess finance lease	202	(57)	-	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	-	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders' equity	**1,268**	**(859)**	**199**	**608**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	-	4
Post-employment benefits	10	(7)	-	3
Total (*)	**7,878**	**(3,810)**	**1,393**	**5,461**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2022	14,278	27.7%	637	17.0%	14,915	27.0%	(151)	3.2%	14,764	29.2%
2023	15,661	30.4%	697	18.6%	16,358	29.6%	(330)	6.9%	16,028	31.7%
2024	9,883	19.2%	581	15.5%	10,464	18.9%	(64)	1.3%	10,400	20.6%
2025	2,094	4.1%	306	8.2%	2,400	4.3%	(49)	1.0%	2,351	4.7%
2026	2,002	3.9%	312	8.3%	2,314	4.2%	(95)	2.0%	2,219	4.4%
After 2026	7,651	14.7%	1,218	32.4%	8,869	16.0%	(4,080)	85.6%	4,789	9.4%
Total	**51,569**	**100.0%**	**3,751**	**100.0%**	**55,320**	**100.0%**	**(4,769)**	**100.0%**	**50,551**	**100.0%**
Present value (*)	**45,790**		**3,205**		**48,995**		**(3,564)**		**45,431**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 12/31/2021, deferred tax assets not accounted for correspond to R$ 1,909 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

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c) Tax liabilities

	12/31/2021	12/31/2020
Taxes and contributions on income payable	2,450	2,878
Deferred tax liabilities (Note 24b II)	280	421
Other	3,516	2,411
Total	**6,246**	**5,710**
Current	**5,788**	**4,819**
Non-current	**458**	**891**

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Net income attributable to owners of the parent company	**26,760**	**18,896**	**27,113**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:			
Common	13,462	9,491	13,693
Preferred	13,083	9,190	13,206
Total net income available to equity owners:			
Common	13,571	9,600	13,802
Preferred	13,189	9,296	13,311
Weighted average number of outstanding shares			
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,818,741,579	4,801,324,161	4,781,855,588
Basic earnings per share – R$			
Common	2.74	1.94	2.78
Preferred	2.74	1.94	2.78

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Net income available to preferred equity owners	**13,189**	**9,296**	**13,311**
Dividends on preferred shares after dilution effects	75	41	64
Net income available to preferred equity owners considering preferred shares after the dilution effect	**13,264**	**9,337**	**13,375**
Net income available to ordinary equity owners	**13,571**	**9,600**	**13,802**
Dividend on preferred shares after dilution effects	(75)	(41)	(64)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**13,496**	**9,559**	**13,738**
Adjusted weighted average of shares			
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,873,042,114**	**4,843,233,835**	**4,826,925,107**
Preferred	4,818,741,579	4,801,324,161	4,781,855,588
Incremental as per share-based payment plans	54,300,535	41,909,674	45,069,519
Diluted earnings per share – R$			
Common	2.72	1.93	2.77
Preferred	2.72	1.93	2.77

There was no potentially antidulitive effect of the shares in share-based payment plans, in all periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 92

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2021	12/31/2020
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(3) Refers to estimated long-term projection.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Fixed income securities	**19,904**	**21,172**	**90.8%**	**91.2%**
Quoted in an active market	19,508	20,804	89.0%	89.6%
Non quoted in an active market	396	368	1.8%	1.6%
Variable income securities	**1,323**	**1,387**	**6.1%**	**5.9%**
Quoted in an active market	1,312	1,378	6.0%	5.9%
Non quoted in an active market	11	9	0.1%	0.0%
Structured investments	**150**	**82**	**0.7%**	**0.4%**
Non quoted in an active market	150	82	0.7%	0.4%
Real estate	**462**	**506**	**2.1%**	**2.2%**
Loans to participants	**73**	**78**	**0.3%**	**0.3%**
Total	**21,912**	**23,225**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 374 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2021								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**1,722**	**(1,575)**	**(278)**	**(131)**	**41**	**(68)**	**(27)**	**(66)**	**(224)**
1 - Cost of current service	-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]	-	-	-	-	(63)	-	(63)	-	(63)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(1,764)**	**817**	**665**	**(282)**	**(725)**	**1,017**	**292**	**81**	**91**
5 - Effects on asset ceiling [4]	-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements	(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions	-	4	-	4	-	-	-	-	4
Changes in financial assumptions	-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]	(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation	2	16	-	18	-	-	-	-	18
Other (8+9+10)	**(1,271)**	**1,381**	**-**	**110**	**(323)**	**-**	**(323)**	**128**	**(85)**
8 - Receipt by Destination of Resources [4]	-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid	(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor	110	-	-	110	-	-	-	-	110
Amounts at end of the period	**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amount recognized in Assets (Note 18a)				48			445	-	493
Amount recognized in Liabilities (Note 18b)				(1,430)			-	(779)	(2,209)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	**-**	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 18a)				82			503	-	585
Amount recognized in Liabilities (Note 18b)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

(4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

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f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Retirement plan - FIU	34	43	45
Retiremente plan - FUNBEP	22	32	5
Total	**56**	**75**	**50**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

(*) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

(*) Net of effects of asset ceiling

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Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 98

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %			Loss ratio %		
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Group Accident Insurance	31.5	33.8	35.1	14.5	11.3	6.8
Individual Accident Insurance	18.7	18.8	18.8	26.7	29.4	24.1
Credit Life Insurance	22.9	24.2	23.7	26.1	22.3	18.0
Random Events	23.3	23.5	23.5	32.0	34.3	26.3
Multiple Peril	43.1	44.4	46.4	24.0	52.9	60.2
Mortagage Insurance in Market Policies – Credit Life Insurance	20.3	20.4	20.0	26.5	18.5	17.3
Group Life	23.8	24.0	23.2	53.5	41.0	34.4

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions		
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Group Accident Insurance	883	847	867
Individual Accident Insurance	175	187	222
Disability Savings Pension	240	258	269
PGBL	2,460	2,235	2,282
Credit Life Insurance	1,008	624	946
Random Events	192	195	227
Multiple Peril	542	370	290
Mortagage Insurance in Market Policies – Credit Life Insurance	437	339	324
Traditional	128	117	115
VGBL	7,054	8,022	12,335
Group Life	1,165	955	947
Other lines	739	655	800
Total	**15,023**	**14,804**	**19,624**

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c) Technical provisions balances

	12/31/2021			12/31/2020		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,846	12	2,858	2,298	12	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	19	209,196	209,215	17	215,216	215,233
Redemptions and Other Unsettled Amounts (PVR)	19	358	377	16	332	348
Financial surplus (PEF)	1	691	692	2	655	657
Unsettled claims (PSL)	506	79	585	515	68	583
Claims / events incurred but not reported (IBNR)	334	27	361	294	22	316
Related Expenses (PDR)	29	65	94	29	88	117
Other provisions	129	665	794	132	1,304	1,436
Total	**3,883**	**211,093**	**214,976**	**3,303**	**217,697**	**221,000**
Current	**3,102**	**541**	**3,643**	**2,537**	**526**	**3,063**
Non-current	**781**	**210,552**	**211,333**	**766**	**217,171**	**217,937**

d) Change in technical provisions

	12/31/2021			12/31/2020		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**
(+) Additions arising from premiums / contributions	5,106	9,676	14,782	4,176	10,389	14,565
(-) Deferral due to elapsed risk	(4,563)	-	(4,563)	(4,221)	-	(4,221)
(-) Payment of claims / benefits	(1,598)	(373)	(1,971)	(1,263)	(364)	(1,627)
(+) Reported claims	1,534	-	1,534	1,322	-	1,322
(-) Redemptions	-	(16,872)	(16,872)	-	(15,431)	(15,431)
(+/-) Net Portability	-	(3,417)	(3,417)	-	563	563
(+) Adjustment of reserves and financial surplus	14	5,009	5,023	12	7,837	7,849
(+/-) Other (increase / reversal)	83	(627)	(544)	(190)	57	(133)
(+/-) Corporate Reorganization	4	-	4	(221)	-	(221)
Closing balance	**3,883**	**211,093**	**214,976**	**3,303**	**217,697**	**221,000**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

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V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2021	12/31/2020
Opening Balance - 01/01	**496**	**495**
Increase	1,298	1,089
Amortization	(1,163)	(1,088)
Closing Balance	**631**	**496**
Balance to be amortized in up to 12 months	464	380
Balance to be amortized after 12 months	167	116

VI - Table of Claims Development

Provision for unsettled claims (PSL)	**585**
(-) IBNER	214
(-) Reinsurance	19
(-) Retrocession and other estimates	-
Liability claims presented in the claims development table (a + b)	**352**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	934	954	1,121	1,231	1,401	
After 1 year	977	1,012	1,133	1,237		
After 2 years	975	1,015	1,133			
After 3 years	973	1,012				
After 4 years	969					
Current estimate	969	1,012	1,133	1,237	1,401	
Accumulated payments through base date	958	999	1,123	1,226	1,300	5,606
Liabilities recognized in the balance sheet	11	13	10	11	101	146
Liabilities in relation to prior periods						54
Total administratives claims						**200**

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	28	16	20	12	12	
After 1 year	40	33	36	23		
After 2 years	51	47	43			
After 3 years	60	54				
After 4 years	64					
Current estimate	64	54	43	23	12	
Accumulated payments through base date	55	43	30	10	4	142
Liabilities recognized in the balance sheet	9	11	13	13	8	54
Liabilities in relation to prior periods						98
Total judicial claims						**152**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 101

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2021, 2020 and 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 102

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		12/31/2021		12/31/2020	
		Book value	Fair value	Book value	Fair value (*)
Financial assets		**1,915,573**	**1,916,325**	**1,851,322**	**1,861,146**
At Amortized Cost		**1,375,782**	**1,376,534**	**1,275,799**	**1,285,623**
Central Bank compulsory deposits	(a)	104,592	104,592	90,059	90,059
Interbank deposits	(b)	69,942	70,112	55,685	55,883
Securities purchased under agreements to resell	(a)	169,718	169,718	239,943	239,943
Voluntary investments with the Central Bank of Brazil	(a)	5,800	5,800	-	-
Securities	(c)	147,746	147,219	129,804	131,159
Loan and Financial Lease	(d)	822,590	823,699	714,104	722,375
Other financial assets	(e)	96,473	96,473	93,255	93,255
(-) Provision for Expected Loss		(41,079)	(41,079)	(47,051)	(47,051)
At Fair Value Through Other Comprehensive Income		**105,622**	**105,622**	**109,942**	**109,942**
Securities	(c)	105,622	105,622	109,942	109,942
At Fair Value Through Profit or Loss		**434,169**	**434,169**	**465,581**	**465,581**
Securities	(c)	364,967	364,967	389,071	389,071
Derivatives	(c)	69,045	69,045	76,504	76,504
Other financial assets		157	157	6	6
Financial liabilities		**1,621,786**	**1,622,317**	**1,579,686**	**1,581,953**
At Amortized Cost		**1,553,107**	**1,553,638**	**1,495,641**	**1,497,908**
Deposits	(b)	850,372	850,277	809,010	808,965
Securities sold under repurchase agreements	(a)	252,848	252,848	273,364	273,364
Interbank market funds	(b)	177,145	177,181	156,035	156,106
Institutional market funds	(b)	138,636	139,226	138,308	140,549
Other financial liabilities	(e)	134,106	134,106	118,924	118,924
At Fair Value Through Profit or Loss		**63,479**	**63,479**	**79,653**	**79,653**
Derivatives	(c)	63,204	63,204	79,505	79,505
Structured notes		114	114	143	143
Other financial liabilities		161	161	5	5
Provision for Expected Loss		**5,200**	**5,200**	**4,392**	**4,392**
Loan Commitments		4,433	4,433	3,485	3,485
Financial Guarantees		767	767	907	907

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 128,683 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 217 (R$ 520 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 103

The methods and assumptions used to estimate the fair value are defined below: a) Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 104

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market. Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level. Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 105

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**259,868**	**100,492**	**1,563**	**361,923**	**312,572**	**70,791**	**1,968**	**385,331**
Investment funds	653	19,486	-	20,139	576	13,628	-	14,204
Brazilian government securities	215,405	6,350	-	221,755	279,180	6,705	-	285,885
Government securities – other countries	**5,561**	**-**	**-**	**5,561**	**8,210**	**-**	**-**	**8,210**
Argentina	930	-	-	930	1,498	-	-	1,498
Chile	837	-	-	837	840	-	-	840
Colombia	1,059	-	-	1,059	3,603	-	-	3,603
United States	2,671	-	-	2,671	2,085	-	-	2,085
Italy	-	-	-	-	130	-	-	130
Mexico	19	-	-	19	5	-	-	5
Paraguay	10	-	-	10	3	-	-	3
Peru	8	-	-	8	5	-	-	5
Uruguay	27	-	-	27	41	-	-	41
Corporate securities	**38,249**	**74,656**	**1,563**	**114,468**	**24,606**	**50,458**	**1,968**	**77,032**
Shares	14,355	5,002	-	19,357	14,176	4,871	-	19,047
Rural product note	-	6,791	61	6,852	-	2,285	64	2,349
Bank deposit certificates	-	150	-	150	-	729	-	729
Real estate receivables certificates	-	1,009	3	1,012	-	-	548	548
Debentures	18,638	45,672	1,478	65,788	7,962	20,625	1,350	29,937
Eurobonds and others	5,244	1	8	5,253	2,383	-	-	2,383
Financial bills	-	10,098	13	10,111	-	15,777	6	15,783
Promissory and commercial notes	-	4,684	-	4,684	-	5,616	-	5,616
Other	12	1,249	-	1,261	85	555	-	640
Other Financial Assets	-	157	-	157	-	6	-	6
Financial assets at fair value through other comprehensive income	**104,018**	**1,604**	**-**	**105,622**	**108,018**	**1,924**	**-**	**109,942**
Brazilian government securities	68,457	1,185	-	69,642	66,701	1,248	-	67,949
Government securities – other countries	**30,194**	**-**	**-**	**30,194**	**34,402**	**-**	**-**	**34,402**
Argentina	405	-	-	405	-	-	-	-
Chile	19,734	-	-	19,734	21,651	-	-	21,651
Colombia	1,847	-	-	1,847	3,986	-	-	3,986
United States	4,518	-	-	4,518	3,750	-	-	3,750
Mexico	1,022	-	-	1,022	1,181	-	-	1,181
Paraguay	1,459	-	-	1,459	2,947	-	-	2,947
Uruguay	1,209	-	-	1,209	887	-	-	887
Corporate securities	**5,367**	**419**	**-**	**5,786**	**6,915**	**676**	**-**	**7,591**
Shares	743	-	-	743	1,382	-	-	1,382
Bank deposit certificates	-	131	-	131	109	198	-	307
Debentures	134	217	-	351	419	470	-	889
Eurobonds and others	4,490	8	-	4,498	5,005	8	-	5,013
Financial credit bills	-	6	-	6	-	-	-	-
Other	-	57	-	57	-	-	-	-
Financial assets designated at fair value through profit or loss	**3,044**	**-**	**-**	**3,044**	**3,740**	**-**	**-**	**3,740**
Brazilian external debt bonds	3,044	-	-	3,044	3,740	-	-	3,740
Financial liabilities at fair value through profit or loss	**-**	**161**	**-**	**161**	**-**	**5**	**-**	**5**
Other financial liabilities	-	161	-	161	-	5	-	5
Financial liabilities designated at fair value through profit or loss	**-**	**114**	**-**	**114**	**-**	**143**	**-**	**143**
Structured notes	-	114	-	114	-	143	-	143

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**6**	**68,887**	**152**	**69,045**	**23**	**76,376**	**105**	**76,504**
Swap Contracts – adjustment receivable	-	37,924	90	38,014	-	45,926	93	46,019
Option Contracts	3	21,187	62	21,252	4	20,402	12	20,418
Forward Contracts	-	3,111	-	3,111	-	2,085	-	2,085
Credit derivatives	-	242	-	242	-	156	-	156
NDF - Non Deliverable Forward	-	5,943	-	5,943	-	7,596	-	7,596
Other derivative financial instruments	3	480	-	483	19	211	-	230
Liabilities	**(3)**	**(63,076)**	**(125)**	**(63,204)**	**(22)**	**(79,373)**	**(110)**	**(79,505)**
Swap Contracts – adjustment payable	-	(34,535)	(111)	(34,646)	-	(51,680)	(109)	(51,789)
Option Contracts	(2)	(22,531)	(14)	(22,547)	(13)	(20,248)	(1)	(20,262)
Forward Contracts	-	(762)	-	(762)	-	(905)	-	(905)
Credit derivatives	-	(198)	-	(198)	-	(76)	-	(76)
NDF - Non Deliverable Forward	-	(4,896)	-	(4,896)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(1)	(154)	-	(155)	(9)	(38)	-	(47)

There were no significant transfer between Level 1 and Level 2 during the periods of 12/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 106

Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 107

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Corporate securities	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**46**	**-**	**327**	**(284)**	**(42)**	**152**	**56**
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	**(110)**	**72**	**-**	**(233)**	**148**	**(2)**	**(125)**	**(24)**
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Corporate securities	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Real estate receivables certificates	1,444	(726)	-	263	(433)	-	548	(14)
Debentures	225	(369)	-	1,050	(272)	716	1,350	(635)
Rural Product Note	-	(55)	-	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	-	6	-
Other	30	(2)	-	10	(38)	-	-	-
Financial assets at fair value through other comprehensive income	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Corporate securities	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Debentures	-	(2)	6	50	(54)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**103**	**89**	**-**	**193**	**(234)**	**(46)**	**105**	**51**
Swap Contracts – adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option Contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	**(85)**	**(93)**	**-**	**(130)**	**177**	**21**	**(110)**	**(90)**
Swap Contracts – adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 108

Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 12/31/2021 Impact Market risk factor groups Scenarios Income Stockholders’ equity I (1.5) - Interest rates II (38.2) - III (76.4) - Commodities, Index and Shares I - - II - - Nonlinear I (56.5) - II (93.3) - 12/31/2020 Impact Income Stockholders’ equity (0.8) - (19.8) - (38.2) - - - - - (8.3) - (11.6) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, Index and Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 – Provisions, Contingent Assets and Contingent Liabilities In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 109

Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 110

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	12/31/2021			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(950)	-	(1,166)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest (Note 23)	221	155	-	376
Changes in the period reflected in income (Note 23)	**820**	**2,652**	**85**	**3,557**
Increase	1,176	2,888	119	4,183
Reversal	(356)	(236)	(34)	(626)
Payment	(1,244)	(2,532)	(10)	(3,786)
Subtotal	**3,092**	**7,340**	**1,558**	**11,990**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	225	879	-	1,104
Closing balance	**3,317**	**8,219**	**1,558**	**13,094**
Current	**1,266**	**2,528**	**1,558**	**5,352**
Non-current	**2,051**	**5,691**	**-**	**7,742**

	12/31/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
Adjustment / Interest (Note 23)	191	482	-	673
Changes in the period reflected in income (Note 23)	**889**	**2,110**	**547**	**3,546**
Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	-	1,166
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**
Current	**1,254**	**3,125**	**1,483**	**5,862**
Non-current	**2,257**	**4,890**	**-**	**7,147**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2021	12/31/2020
Opening balance - 01/01	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(71)	(68)
Subtotal	**6,739**	**8,198**
Adjustment / Interest (*)	202	220
Changes in the period reflected in income	**8**	**56**
Increase (*)	180	142
Reversal (*)	(172)	(86)
Payment	(523)	(1,735)
Subtotal	**6,426**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	72	71
Closing balance	**6,498**	**6,810**
Current	**10**	**65**
Non-current	**6,488**	**6,745**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 111

The main discussions related to tax and social security obligations are described below: INSS – Non-compensatory Amounts – R$ 1,823: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,032; PIS and COFINS – Calculation Basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 628. III - Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,903 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 448 (R$ 389 at 12/31/2020). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 35,855 (R$ 31,330 at 12/31/2020), and the main cases are described below: INSS – Non-compensatory Amounts – R$ 8,119: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,923: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; ISS – Banking Activities – R$ 4,680: the levy and/or payment place of ISS for certain banking revenues are discussed; IRPJ and CSLL – Goodwill – Deduction – R$ 3,479: the deductibility of goodwill for future expected profitability on the acquisition of investments; PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,428: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 1,517: cases in which the liquidity and the certainty of credits offset are discussed; IRPJ and CSLL – Disallowance of Losses – R$ 1,233: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 112

c) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 888 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,427 1,990 8,847 12,264 12,693 Investment fund quotas 408 204 78 690 987 Surety 70 48 3,997 4,115 4,012 Insurance bond 1,710 1,325 15,736 18,771 18,402 Guarantee by government securities 7 - 235 242 249 Total 3,622 3,567 28,893 36,082 36,343 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 113

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 114

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected credit losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 115

	01/01 to 12/31/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**75,443**	**38,228**	**11,930**	**125,601**	**773**	**126,374**
Interest margin [1]	43,042	24,005	11,099	78,146	(2,937)	75,209
Revenues from banking services and bank charges	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	-	-	-	-	3,487	3,487
Cost of Credit	**(18,278)**	**(1,956)**	**-**	**(20,234)**	**7,455**	**(12,779)**
Claims	**(1,591)**	**(9)**	**-**	**(1,600)**	**-**	**(1,600)**
Operating margin	**55,574**	**36,263**	**11,930**	**103,767**	**8,228**	**111,995**
Other operating income / (expenses)	**(40,116)**	**(17,743)**	**(1,055)**	**(58,914)**	**(10,850)**	**(69,764)**
Non-interest expenses [2]	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,164	1,164
Income before income tax and social contribution	**15,458**	**18,520**	**10,875**	**44,853**	**(2,622)**	**42,231**
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interest in subsidiaries	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	**9,535**	**11,130**	**6,214**	**26,879**	**(119)**	**26,760**
Total assets [*] - 12/31/2021	**1,311,330**	**1,013,836**	**133,123**	**2,166,019**	**(96,813)**	**2,069,206**
Total liabilities - 12/31/2021	**1,252,211**	**945,311**	**105,190**	**2,010,442**	**(105,712)**	**1,904,730**
[*] Includes:						
Investments in associates and joint ventures	2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	-	17,928	3,182	21,110

(1) Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 116

	01/01 to 12/31/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**72,680**	**32,187**	**9,918**	**114,785**	**(14,586)**	**100,199**
Interest margin [1]	41,818	19,883	8,394	70,095	(20,042)	50,053
Commissions and Banking Fees	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of Credit	**(21,247)**	**(8,968)**	**6**	**(30,209)**	**5,583**	**(24,626)**
Claims	**(1,345)**	**(8)**	**-**	**(1,353)**	**(1)**	**(1,354)**
Operating margin	**50,088**	**23,211**	**9,924**	**83,223**	**(9,004)**	**74,219**
Other operating income / (expenses)	**(40,221)**	**(16,133)**	**(650)**	**(57,004)**	**(11,985)**	**(68,989)**
Non-interest expenses [2]	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,399	1,399
Income before income tax and social contribution	**9,867**	**7,078**	**9,274**	**26,219**	**(20,989)**	**5,230**
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**
Total assets (*) - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
(*) Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 117

	01/01 to 12/31/2019					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**79,227**	**30,650**	**9,913**	**119,790**	**(2,711)**	**117,079**
Interest margin [1]	46,764	18,778	9,088	74,630	(5,280)	69,350
Commissions and Banking Fees	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	-	-	-	-	4,144	4,144
Cost of Credit	**(16,072)**	**(2,082)**	**-**	**(18,154)**	**882**	**(17,272)**
Claims	**(1,206)**	**(59)**	**-**	**(1,265)**	**(30)**	**(1,295)**
Operating margin	**61,949**	**28,509**	**9,913**	**100,371**	**(1,859)**	**98,512**
Other operating income / (expenses)	**(41,430)**	**(15,403)**	**(986)**	**(57,819)**	**(9,450)**	**(67,269)**
Non-interest expenses [2]	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS and COFINS and Other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,315	1,315
Net income before income tax and social contribution	**20,519**	**13,106**	**8,927**	**42,552**	**(11,309)**	**31,243**
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest in subsidiaries	(198)	(444)	(51)	(693)	(7)	(700)
Net income	**13,226**	**8,806**	**6,331**	**28,363**	**(1,250)**	**27,113**
Total assets (*) - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
(*) Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income and expenses of R$ 42,193, result of financial assets and liabilities at fair value through profit or loss of R$ 26,230 and foreign exchange results and exchange variations in foreign transactions of R$ 927.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 118

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	21,390	6,683	28,073	17,095	7,172	24,267

	01/01 to 12/31/2021			01/01 to 12/31/2020			01/01 to 12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations [1] [2]	107,741	36,773	144,514	102,016	21,595	123,611	117,541	27,767	145,308
Income from insurance and private pension operations before claim and selling expenses	5,332	22	5,354	4,488	-	4,488	4,423	130	4,553
Commissions and Banking Fees	37,635	4,689	42,324	34,533	4,024	38,557	35,283	3,749	39,032

(1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.
- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A. [1], Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3).
- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).
- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.
- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.
- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

  Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

(1) New legal name of Duratex S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 119

a) Transactions with related parties:

	Annual rate	ITAÚ UNIBANCO HOLDING				
		Assets / (Liabilities)		Revenues / (Expenses)		
		12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Interbank investments		**2,301**	**18,539**	**84**	**63**	**58**
Other	9.15%	2,301	18,539	84	63	58
Loan operations		**654**	**727**	**35**	**56**	**6**
Dexco S.A.	CDI + 1.45%	546	515	31	19	-
Other	100% CDI / 2.5% to 6%	108	212	4	37	6
Securities and derivative financial instruments (assets and liabilities)		**5,397**	**1,716**	**303**	**6**	**-**
Investment funds		183	107	34	14	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,082	950	71	1	-
Itaúsa S.A.	CDI + 2% to 2.4%	1,200	771	74	1	-
Águas do Rio 4 SPE S.A.	CDI + 3.5%	1,574	-	60	-	-
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9%	844	-	34	-	-
Other	CDI + 3.5%	514	(112)	30	(10)	-
Deposits		**-**	**-**	**(2)**	**(1)**	**(1)**
Other		-	-	(2)	(1)	(1)
Deposits received under securities repurchase agreements		**(443)**	**(165)**	**(34)**	**(13)**	**(14)**
Alpargatas S.A.	99% to 101% CDI	(22)	(107)	(1)	(11)	-
Dexco S.A.	82% to 99% CDI	(15)	(49)	(1)	(2)	(2)
Águas do Rio 4 SPE S.A.	99% CDI	(32)	-	(3)	-	-
Águas do Rio 1 SPE S.A.	99% CDI	(13)	-	(1)	-	-
Aegea Saneamento e Participações S.A.	97% to 99.3% CDI	(158)	-	(5)	-	-
Other	75% to 96% CDI	(203)	(9)	(23)	-	(12)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(273)**	**(26)**	**(122)**	**26**	**3**
Instituto Unibanco		-	123	3	3	-
Fundação Itaú Unibanco – Previdência Complementar		(78)	(93)	37	42	43
ConectCar Soluções de Mobilidade Eletrônica S.A.		(8)	(46)	(4)	7	7
Olimpia Promoção e Serviços S.A.		(5)	(9)	-	(45)	(31)
FUNBEP - Fundo de Pensão Multipatrocinado		(158)	(1)	(172)	7	7
Itaúsa S.A.		(10)	1	13	12	(28)
Águas do Rio 4 SPE S.A.		(20)	-	-	-	-
Águas do Rio 1 SPE S.A.		(12)	-	-	-	-
Other		18	(1)	1	-	5
Rent		**-**	**-**	**(37)**	**(31)**	**(39)**
Fundação Itaú Unibanco – Previdência Complementar		-	-	(34)	(28)	(32)
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	(3)	(3)	(6)
Other		-	-	-	-	(1)
Donation		**-**	**(500)**	**-**	**(1,002)**	**(35)**
Fundação Itaú para a Educação e Cultura		-	(500)	-	(1,000)	(35)
Other		-	-	-	(2)	-
Sponsorship		**12**	**12**	**(14)**	**(16)**	**(15)**
Associação Cubo Coworking Itaú		12	12	(14)	(16)	(14)
Other		-	-	-	-	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 100, Liabilities of R$ (6,136) and Results of R$ (20) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (58) from 01/01 to 12/31/2020, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Fees	(460)	(578)	(499)
Profit sharing	(208)	(112)	(363)
Post-employment benefits	(9)	(9)	(6)
Share-based payment plan	(120)	(228)	(224)
Total	**(797)**	**(927)**	**(1,092)**

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 120

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 121

Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 122

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, including the assessment of Social and Environmental Risk, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 123

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 5%, 45% and 50%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2021					12/31/2020				
Financial Assets [(1)]	Expected Loss [(2)]	Reduction/(Increase) of Expected Loss			Financial Assets [(1)]	Expected Loss [(2)]	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,078,891	(46,348)	(340)	163	1,788	951,343	(51,480)	(830)	491	1,416

(1) Composed of Loan operations, lease operations and securities.

(2) Comprises expected credit loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

1.3 Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

- **Stage 1 to stage 2:** delay or evaluation of absolute and relative probability of default (PD) triggers.

For retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2.

The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2.

- **Stage 3:** default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 124

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,325,332**	**485,649**	**1,810,981**	**1,294,428**	**466,835**	**1,761,263**
At Amortized Cost	**920,576**	**350,614**	**1,271,190**	**861,485**	**324,255**	**1,185,740**
Interbank deposits	17,795	52,147	69,942	17,775	37,910	55,685
Securities purchased under agreements to resell	159,974	9,744	169,718	237,528	2,415	239,943
Voluntary investments with the Central Bank of Brazil	5,800	-	5,800	-	-	-
Securities	125,875	21,871	147,746	103,146	26,658	129,804
Loan and lease operations	562,646	259,944	822,590	468,461	245,643	714,104
Other financial assets	81,398	15,075	96,473	67,425	25,830	93,255
(-) Provision for Expected Loss	(32,912)	(8,167)	(41,079)	(32,850)	(14,201)	(47,051)
At Fair Value Through Other Comprehensive Income	**44,648**	**60,974**	**105,622**	**48,992**	**60,950**	**109,942**
Securities	44,648	60,974	105,622	48,992	60,950	109,942
At Fair Value Through Profit or Loss	**360,108**	**74,061**	**434,169**	**383,951**	**81,630**	**465,581**
Securities	343,339	21,628	364,967	365,718	23,353	389,071
Derivatives	16,612	52,433	69,045	18,227	58,277	76,504
Other financial assets	157	-	157	6	-	6
Financial liabilities - provision for expected loss	**4,543**	**657**	**5,200**	**3,655**	**737**	**4,392**
Loan Commitments	4,115	318	4,433	3,135	350	3,485
Financial Guarantees	428	339	767	520	387	907
Off balance sheet	**446,267**	**73,431**	**519,698**	**372,542**	**58,773**	**431,315**
Financial guarantees	62,548	20,362	82,910	51,830	17,103	68,933
Letters of credit to be released	45,773	-	45,773	41,477	-	41,477
Loan commitments	**337,946**	**53,069**	**391,015**	**279,235**	**41,670**	**320,905**
Mortgage loans	10,709	-	10,709	6,357	-	6,357
Overdraft accounts	147,878	-	147,878	126,302	-	126,302
Credit cards	176,384	3,840	180,224	144,386	3,859	148,245
Other pre-approved limits	2,975	49,229	52,204	2,190	37,811	40,001
Total	**1,767,056**	**558,423**	**2,325,479**	**1,663,315**	**524,871**	**2,188,186**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 125

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan and lease operations 12/31/2021% 12/31/2020 % Industry and commerce 190,491 23.1 163,784 22.9 Services 173,332 21.1 172,322 24.1 Other sectors 37,652 4.6 37,565 5.3 Individuals 421,115 51.2 340,433 47.7 Total 822,590 100.0 714,104 100.0 Other financial assets (*) 12/31/2021% 12/31/2020 % Public sector 580,619 62.2 713,705 71.2 Services 150,831 16.2 79,788 8.0 Other sectors 83,521 9.0 67,636 6.8 Financial 117,869 12.6 139,820 14.0 Total 932,840 100.0 1,000,949 100.0 [GRAPHIC APPEARS HERE] (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 126

1.4.2 By type and classification of credit risk

Loan and lease operations

	12/31/2021															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	270,371	220,961	944	**492,276**	38,168	20,723	-	**58,891**	23,997	686	-	**24,683**	332,536	242,370	944	**575,850**
Corporate	128,519	23,882	52,429	**204,830**	1,600	200	535	**2,335**	4,915	23	2,478	**7,416**	135,034	24,105	55,442	**214,581**
Micro/Small and medium companies	124,555	71,158	7,605	**203,318**	16,749	4,823	130	**21,702**	8,666	222	141	**9,029**	149,970	76,203	7,876	**234,049**
Foreign loans - Latin America	178,719	46,629	17,776	**243,124**	13,389	1,621	713	**15,723**	12,942	87	159	**13,188**	205,050	48,337	18,648	**272,035**
Total	**702,164**	**362,630**	**78,754**	**1,143,548**	**69,906**	**27,367**	**1,378**	**98,651**	**50,520**	**1,018**	**2,778**	**54,316**	**822,590**	**391,015**	**82,910**	**1,296,515**
%	**61.4**	**31.7**	**6.9**	**100.0**	**70.9**	**27.7**	**1.4**	**100.0**	**93.0**	**1.9**	**5.1**	**100.0**	**63.4**	**30.2**	**6.4**	**100.0**

	12/31/2020															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	**390,285**	30,793	19,387	-	**50,180**	25,532	987	-	**26,519**	255,483	210,647	854	**466,984**
Corporate	123,665	17,670	43,602	**184,937**	2,793	16	595	**3,404**	8,063	93	2,516	**10,672**	134,521	17,779	46,713	**199,013**
Micro/Small and medium companies	96,784	50,813	5,434	**153,031**	15,965	3,884	440	**20,289**	9,206	307	131	**9,644**	121,955	55,004	6,005	**182,964**
Foreign loans - Latin America	167,601	35,960	14,498	**218,059**	16,692	1,414	676	**18,782**	17,852	101	187	**18,140**	202,145	37,475	15,361	**254,981**
Total	**587,208**	**294,716**	**64,388**	**946,312**	**66,243**	**24,701**	**1,711**	**92,655**	**60,653**	**1,488**	**2,834**	**64,975**	**714,104**	**320,905**	**68,933**	**1,103,942**
%	**62.1**	**31.1**	**6.8**	**100.0**	**71.5**	**26.7**	**1.8**	**100.0**	**93.3**	**2.3**	**4.4**	**100.0**	**64.7**	**29.1**	**6.2**	**100.0**

Internal Rating	12/31/2021				12/31/2020			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	662,839	42,028	-	**704,867**	501,463	13,172	-	**514,635**
Medium	38,980	19,239	-	**58,219**	84,193	37,249	-	**121,442**
High	345	8,639	-	**8,984**	1,552	15,822	-	**17,374**
Credit-Impaired	-	-	50,520	**50,520**	-	-	60,653	**60,653**
Total	**702,164**	**69,906**	**50,520**	**822,590**	**587,208**	**66,243**	**60,653**	**714,104**
%	**85.4**	**8.5**	**6.1**	**100.0**	**82.2**	**9.3**	**8.5**	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 127

Other financial assets

	12/31/2021						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**20,139**	**4,906**	**4,914**	**15,224**	**15,225**	**-**	**-**
Government securities	**423,085**	**426,959**	**423,085**	**-**	**-**	**-**	**-**
Brazilian government	362,449	365,947	362,449	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	**60,636**	**60,976**	**60,636**	**-**	**-**	**-**	**-**
Argentina	1,335	1,310	1,335	-	-	-	-
United States	7,189	7,226	7,189	-	-	-	-
Mexico	12,413	12,424	12,413	-	-	-	-
Spain	6,131	6,132	6,131	-	-	-	-
Korea	5,604	5,604	5,604	-	-	-	-
Chile	21,399	21,552	21,399	-	-	-	-
Paraguay	1,469	1,526	1,469	-	-	-	-
Uruguay	1,258	1,256	1,258	-	-	-	-
Colombia	3,830	3,938	3,830	-	-	-	-
Peru	8	8	8	-	-	-	-
Corporate securities	**173,163**	**169,489**	**167,457**	**3,391**	**2,789**	**4,993**	**2,917**
Rural product note	12,744	12,474	12,597	146	121	38	26
Real estate receivables certificates	4,999	5,063	4,999	-	-	-	-
Bank deposit certificate	390	392	390	-	-	-	-
Debentures	103,659	99,438	98,867	2,383	1,923	4,704	2,869
Eurobonds and other	10,206	10,236	10,194	12	12	-	-
Financial bills	10,168	10,185	10,168	-	-	-	-
Promissory and commercial notes	8,901	8,874	8,901	-	-	-	-
Other	22,096	22,827	21,341	850	733	251	22
Total	**616,387**	**601,354**	**595,456**	**18,615**	**18,014**	**4,993**	**2,917**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 128

	12/31/2020						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**14,204**	**3,232**	**2,997**	**10,943**	**10,943**	**1,232**	**264**
Government securities	**483,791**	**479,477**	**483,791**	-	-	-	-
Brazilian government	422,098	417,782	422,098	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	**61,693**	**61,659**	**61,693**	-	-	-	-
Argentina	1,498	1,480	1,498	-	-	-	-
United States	5,835	5,847	5,835	-	-	-	-
Mexico	10,222	10,227	10,222	-	-	-	-
Italy	130	133	130	-	-	-	-
Spain	4,844	4,847	4,844	-	-	-	-
Korea	3,947	3,951	3,947	-	-	-	-
Chile	23,195	23,183	23,195	-	-	-	-
Paraguay	2,950	3,011	2,950	-	-	-	-
Uruguay	978	964	978	-	-	-	-
Colombia	8,089	8,012	8,089	-	-	-	-
Peru	5	4	5	-	-	-	-
Corporate securities	**127,757**	**122,695**	**122,326**	**3,485**	**2,738**	**5,873**	**2,693**
Rural product note	5,823	5,717	5,723	38	36	115	64
Real estate receivables certificates	5,342	5,290	5,268	77	73	-	1
Bank deposit certificate	1,066	1,064	1,066	-	-	-	-
Debentures	62,723	57,963	58,365	2,402	1,779	5,462	2,579
Eurobonds and other	7,604	7,445	7,604	-	-	-	-
Financial bills	15,783	15,784	15,783	-	-	-	-
Promissory and commercial notes	7,629	7,611	7,629	-	-	-	-
Other	21,787	21,821	20,888	968	850	296	49
Total	**625,752**	**605,404**	**609,114**	**14,428**	**13,681**	**7,105**	**2,957**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 129

Other Financial Assets - Internal Classification by Level of Risk 12/31/2021 Financial Assets - At Amortized Cost Internal rating Interbank deposits and securities purchased under agreements to resell Securities Financial assets at fair value through profit or loss (*) Financial Assets at fair value through other comprehensive income Total Low 245,442 142,416 430,729 105,622 924,209 Medium - 4,399 3,219 - 7,618 High 18 931 64 - 1,013 Total 245,460 147,746 434,012 105,622 932,840% 26.4 15.8 46.5 11.3 100.0 (*) Includes Derivatives in the amount of R$ 69,045 at 12/31/2021. 12/31/2020 Financial Assets - At Amortized Cost Internal rating Interbank deposits and securities purchased under agreements to resell Securities Financial assets at fair value through profit or loss (*) Financial Assets at fair value through other comprehensive income Total Low 295,334 123,553 463,168 109,942 991,997 Medium - 4,396 2,192 - 6,588 High 294 1,855 215 - 2,364 Total 295,628 129,804 465,575 109,942 1,000,949% 29.5 13.0 46.5 11.0 100.0 (*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 130

1.4.3 Collateral for loans and lease operations

	12/31/2021				12/31/2020			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**113,194**	**282,131**	**1,014**	**907**	**80,907**	**202,819**	**1,746**	**1,621**
Personal (1)	2,436	8,338	639	583	1,960	6,759	737	698
Vehicles (2)	26,941	68,275	368	318	21,595	44,673	999	918
Mortgage loans (3)	83,817	205,518	7	6	57,352	151,387	10	5
Micro, small and medium companies and corporates (4)	**170,334**	**634,871**	**32,436**	**26,933**	**151,129**	**444,696**	**31,582**	**27,011**
Foreign loans - Latin America (4)	**168,968**	**330,020**	**9,782**	**4,152**	**161,987**	**309,489**	**15,381**	**9,050**
Total	**452,496**	**1,247,022**	**43,232**	**31,992**	**394,023**	**957,004**	**48,709**	**37,682**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loan and lease operations, R$ 326,862 (R$ 271,372 at 12/31/2020) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 131

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 258 (R$ 224 from 01/01 to 12/31/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 132

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2021, the average total VaR in Historical Simulation was R$ 441 or 0.3% of total stockholders' equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of Reais)							
	12/31/2021 (*)				12/31/2020 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	937	425	1,411	1,257	614	292	1,961	431
Currencies	18	10	37	13	20	9	71	24
Shares	42	17	98	24	23	9	49	30
Commodities	4	1	8	4	2	1	4	1
Effect of diversification	-	-	-	(602)	-	-	-	(263)
Total risk	**441**	**198**	**707**	**696**	**282**	**166**	**763**	**223**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 133

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2021						12/31/2020					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**463,079**	**294,051**	**193,279**	**642,495**	**253,300**	**1,846,204**	**478,065**	**335,803**	**185,587**	**568,219**	**227,397**	**1,795,071**
At amortized cost	**401,056**	**258,580**	**152,270**	**345,538**	**148,969**	**1,306,413**	**406,497**	**251,388**	**121,432**	**314,949**	**125,282**	**1,219,548**
Compulsory deposits in the Central Bank of Brazil	92,580	-	-	-	-	92,580	83,133	-	-	-	-	83,133
Interbank deposits	51,138	7,050	5,861	5,669	216	69,934	34,998	5,410	8,178	6,864	187	55,637
Securities purchased under agreements to resell	142,405	26,532	-	403	371	169,711	196,053	43,625	170	10	77	239,935
Voluntary investments with the Central Bank of Brazil	5,800	-	-	-	-	5,800	-	-	-	-	-	-
Securities	4,427	12,884	27,858	69,965	30,664	145,798	9,325	16,907	11,440	55,070	33,997	126,739
Loan and lease operations	104,706	212,114	118,551	269,501	117,718	822,590	82,988	185,446	101,644	253,005	91,021	714,104
At fair value through other comprehensive income	**10,420**	**9,286**	**6,722**	**63,256**	**15,938**	**105,622**	**13,357**	**12,557**	**6,958**	**54,452**	**22,618**	**109,942**
At fair value through profit and loss	**51,603**	**26,185**	**34,287**	**233,701**	**88,393**	**434,169**	**58,211**	**71,858**	**57,197**	**198,818**	**79,497**	**465,581**
Securities	36,111	13,872	28,532	212,911	73,541	364,967	40,577	63,455	48,092	178,565	58,382	389,071
Derivatives	15,492	12,292	5,632	20,777	14,852	69,045	17,634	8,403	9,099	20,253	21,115	76,504
Other financial assets	-	21	123	13	-	157	-	-	6	-	-	6
Financial liabilities	**660,751**	**127,205**	**107,515**	**361,399**	**228,857**	**1,485,727**	**624,542**	**141,647**	**122,233**	**452,797**	**118,616**	**1,459,835**
At amortized cost	**653,598**	**110,994**	**99,753**	**340,944**	**216,959**	**1,422,248**	**607,741**	**134,640**	**109,560**	**426,488**	**101,753**	**1,380,182**
Deposits	402,930	52,259	38,563	220,822	135,798	850,372	370,604	80,456	59,955	277,055	20,940	809,010
Securities sold under repurchase agreements	239,843	2,627	725	5,659	3,994	252,848	220,219	3,001	1,962	23,811	24,371	273,364
Interbank market funds	9,976	46,610	41,520	69,043	9,996	177,145	9,542	48,407	36,972	56,482	4,632	156,035
Institutional market funds	439	9,045	18,422	43,559	67,171	138,636	6,950	2,247	10,142	67,159	51,810	138,308
Premium bonds plans	410	453	523	1,861	-	3,247	426	529	529	1,981	-	3,465
At fair value through profit and loss	**7,153**	**16,211**	**7,762**	**20,455**	**11,898**	**63,479**	**16,801**	**7,007**	**12,673**	**26,309**	**16,863**	**79,653**
Derivatives	7,153	16,174	7,625	20,404	11,848	63,204	16,791	7,002	12,672	26,252	16,788	79,505
Structured notes	-	-	16	48	50	114	10	-	1	57	75	143
Other financial liabilities	-	37	121	3	-	161	-	5	-	-	-	5
Difference assets / liabilities (*)	**(197,672)**	**166,846**	**85,764**	**281,096**	**24,443**	**360,477**	**(146,477)**	**194,156**	**63,354**	**115,422**	**108,781**	**335,236**
Cumulative difference	**(197,672)**	**(30,826)**	**54,938**	**336,034**	**360,477**		**(146,477)**	**47,679**	**111,033**	**226,455**	**335,236**	
Ratio of cumulative difference to total interest-bearing assets	-10.7%	-1.7%	3.0%	18.2%	19.5%		-8.2%	2.7%	6.2%	12.6%	18.7%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 134

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity; Contingency plans for crisis situations; Reports and charts that describe the risk positions; Assessment of funding costs and alternative sources of funding; Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.9% or R$ 405.2 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 135

Funding from customers	12/31/2021			12/31/2020		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**402,930**	**850,372**		**370,604**	**809,010**	
Demand deposits	158,116	158,116	14.8	134,805	134,805	13.2
Savings deposits	190,601	190,601	17.9	179,470	179,470	17.5
Time deposits	52,563	497,051	46.5	55,778	491,234	48.0
Other	1,650	4,604	0.4	551	3,501	0.4
Funds from acceptances and issuance of securities (1)	2,310	143,138	13.4	1,978	136,638	13.4
Funds from own issue (2)	-	21	-	218	1,985	0.2
Subordinated debt	-	75,036	7.0	6,657	74,916	7.3
Total	**405,240**	**1,068,567**	**100.0**	**379,457**	**1,022,549**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 229.0 billion and accounted for 56.5% of the short term redeemable obligations, 21.4% of total funding, and 16.2% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2021	12/31/2020
	%	%
Net assets (1) / customers funds within 30 days (2)	56.5	85.2
Net assets (1) / total customers funds (3)	21.4	31.6
Net assets (1) / total financial assets (4)	16.2	23.4

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.

(2) Funding from customers table (Total funding from customers 0-30 days).

(3) Funding from customers table (Total funding from customers).

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,411,089 (R$ 1,381,769 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 136

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2021					12/31/2020				
Financial assets [1]	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	**44,512**	**-**	**-**	**-**	**44,512**	**46,224**	**-**	**-**	**-**	**46,224**
Interbank investments	**195,260**	**32,238**	**4,535**	**1,670**	**233,703**	**234,755**	**43,276**	**6,273**	**1,092**	**285,396**
Securities purchased under agreements to resell – Collateral held [2]	32,435	-	-	-	32,435	44,743	-	-	-	44,743
Securities purchased under agreements to resell – Collateral repledge	105,875	19,355	-	-	125,230	150,474	31,561	-	-	182,035
Interbank deposits [4]	56,950	12,883	4,535	1,670	76,038	39,538	11,715	6,273	1,092	58,618
Securities	**158,915**	**30,191**	**45,156**	**223,244**	**457,506**	**239,964**	**16,348**	**17,144**	**101,908**	**375,364**
Government securities - available	145,989	453	483	6,737	153,662	226,615	393	379	5,779	233,166
Government securities – under repurchase commitments	1,337	13,446	27,132	35,575	77,490	93	3,905	6,749	15,132	25,879
Corporate securities - available	11,247	13,349	12,062	133,385	170,043	13,256	11,113	8,352	51,927	84,648
Corporate securities – under repurchase commitments	342	2,943	5,479	47,547	56,311	-	937	1,664	29,070	31,671
Derivative financial instruments - Net position	**15,492**	**17,924**	**8,826**	**26,803**	**69,045**	**17,634**	**17,502**	**6,478**	**34,890**	**76,504**
Swaps	1,820	3,803	7,341	25,050	38,014	4,064	2,952	5,117	33,886	46,019
Options	10,599	9,216	683	754	21,252	10,103	8,783	992	540	20,418
Forwards	1,595	1,513	3	-	3,111	1,323	757	5	-	2,085
Other derivatives	1,478	3,392	799	999	6,668	2,144	5,010	364	464	7,982
Loan and lease operations [3]	**77,663**	**282,913**	**135,840**	**315,004**	**811,420**	**60,896**	**236,173**	**114,523**	**317,492**	**729,084**
Other financial assets	**-**	**144**	**5**	**8**	**157**	**-**	**6**	**-**	**-**	**6**
Total financial assets	**491,842**	**363,410**	**194,362**	**566,729**	**1,616,343**	**599,473**	**313,305**	**144,418**	**455,382**	**1,512,578**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 104,592 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 9,266 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and in the BACEN.

(3) Net of payment to merchants of R$ 92,011 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,004 (R$ 1,623 at 12/31/2020).

(4) Includes R$ 40,221 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 137

Undiscounted future flows, except for derivatives which are fair value	12/31/2021					12/31/2020				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**397,416**	**96,669**	**95,397**	**350,792**	**940,274**	**369,957**	**145,085**	**36,258**	**344,261**	**895,561**
Demand deposits	158,116	-	-	-	158,116	134,805	-	-	-	134,805
Savings deposits	190,601	-	-	-	190,601	179,470	-	-	-	179,470
Time deposit	46,938	94,040	95,149	350,791	586,918	53,978	143,446	36,182	343,974	577,580
Interbank deposits	933	2,629	248	1	3,811	1,633	1,639	76	287	3,635
Other deposits	828	-	-	-	828	71	-	-	-	71
Compulsory deposits	**(44,124)**	**(12,461)**	**(11,797)**	**(36,210)**	**(104,592)**	**(36,337)**	**(16,874)**	**(4,412)**	**(32,436)**	**(90,059)**
Demand deposits	(12,012)	-	-	-	(12,012)	(6,926)	-	-	-	(6,926)
Savings deposits	(25,807)	-	-	-	(25,807)	(22,672)	-	-	-	(22,672)
Time deposit	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)
Securities sold under repurchase agreements (1)	**265,184**	**5,615**	**7,020**	**5,943**	**283,762**	**260,846**	**5,024**	**5,183**	**22,591**	**293,644**
Government securities	191,281	1,261	3,885	5,687	202,114	182,848	2,070	2,414	22,564	209,896
Corporate securities	26,141	3,621	2,775	18	32,555	22,056	2,954	2,769	27	27,806
Foreign	47,762	733	360	238	49,093	55,942	-	-	-	55,942
Funds from acceptances and issuance of securities (2)	**2,986**	**35,346**	**30,927**	**83,967**	**153,226**	**2,391**	**40,463**	**35,189**	**68,573**	**146,616**
Loans and onlending obligations (3)	**9,875**	**71,278**	**9,491**	**12,868**	**103,512**	**11,891**	**64,735**	**6,239**	**6,388**	**89,253**
Subordinated debt (4)	**55**	**27,857**	**16,282**	**48,969**	**93,163**	**6,797**	**8,428**	**28,994**	**45,762**	**89,981**
Derivative financial instruments - Net position	**7,153**	**23,799**	**8,596**	**23,656**	**63,204**	**16,791**	**19,674**	**6,895**	**36,145**	**79,505**
Swaps	1,562	3,970	6,944	22,170	34,646	7,344	3,612	5,573	35,260	51,789
Options	4,086	16,896	786	779	22,547	6,355	12,381	998	528	20,262
Forwards	762	-	-	-	762	892	13	-	-	905
Other derivatives	743	2,933	866	707	5,249	2,200	3,668	324	357	6,549
Other financial liabilities	**-**	**158**	**-**	**3**	**161**	**-**	**5**	**-**	**-**	**5**
Total financial liabilities	**638,545**	**248,261**	**155,916**	**489,988**	**1,532,710**	**632,336**	**266,540**	**114,346**	**491,284**	**1,504,506**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	12/31/2021					12/31/2020				
	0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial Guarantees	3,742	28,530	11,046	39,592	**82,910**	2,859	24,491	6,428	35,155	**68,933**
Commitments to be released	151,235	35,605	18,541	185,634	**391,015**	128,792	27,144	11,776	153,193	**320,905**
Letters of credit to be released	45,773	-	-	-	**45,773**	41,477	-	-	-	**41,477**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	3	-	-	**3**	-	36	-	-	**36**
Total	**200,750**	**64,138**	**29,587**	**225,226**	**519,701**	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 138

4. Emerging Risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too. 5. Social and Environmental Risk and Climate Risk Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 139

The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	130,716	119,960
Tier 1	149,912	137,157
Total capital (PR)	169,797	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,153,841	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	2.00%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

As of December 31, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,167 (R$ 17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$ 19,469 (R$ 14,024 as of December 31, 2020).

The Basel Ratio reached 14.7% on December 31, 2021, with an increase of 0.2 percentage point as compared to December 31, 2020. The main change was the income for the period offset by the increase in loan portfolio.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 140

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 77,490 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 34,615 (R$ 23,450 at 12/31/2020), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2021, fixed assets ratio reached 16.9% (24.0% at 12/31/2020), showing a surplus of R$ 56,280 (R$ 39,274 at 12/31/2020).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	12/31/2021	12/31/2020
Credit Risk - standardized approach	**1,044,344**	**921,934**
Credit risk (excluding counterparty credit risk)	922,824	778,153
Counterparty credit risk (CCR)	42,898	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,616	27,119
Of which: other CCR	15,282	18,555
Credit valuation adjustment (CVA)	8,102	5,960
Equity investments in funds - look-through approach	5,001	4,897
Equity investments in funds - mandate-based approach	95	623
Equity investments in funds - fall-back approach	824	716
Securitisation exposures - standardized approach	2,195	1,506
Amounts below the thresholds for deduction	62,405	84,405
Market Risk	**22,985**	**27,481**
Of which: standardized approach (RWA_{MPAD})	28,731	34,351
Of which: internal models approach (RWA_{MINT})	14,751	22,362
Operational Risk	**86,512**	**92,792**
Total	**1,153,841**	**1,042,207**

III – Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 141

IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 142

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity [(1)]			
	12/31/2021		12/31/2020	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	45	(2)	56	2
5% decrease	(48)	2	(59)	(2)
Risk-free Interest Rates				
0.1% increase	102	10	98	10
0.1% decrease	(104)	(10)	(100)	(11)
Conversion in Income Rates				
5% increase	(11)	-	(9)	-
5% decrease	11	-	9	-
Claims				
5% increase	-	(58)	-	(52)
5% decrease	-	58	-	52

(1) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 143

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 12/31/2021			01/01 to 12/31/2020			01/01 to 12/31/2019		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals									
Group accident insurance	884	883	99.9	849	847	99.8	867	867	100.0
Individual accident	176	175	99.4	192	187	97.4	222	222	100.0
Credit Life Insurance	1,008	1,008	100.0	624	624	100.0	948	946	99.8
Group life	1,168	1,165	99.7	956	955	99.9	948	947	99.9

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	12/31/2021		12/31/2020	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,154	(3.05)	7,025	(3.11)
National Treasury Notes (NTN-B)	6,094	(6.24)	5,215	(5.42)
National Treasury Notes (NTN-F)	205	(0.11)	134	(0.08)
National Treasury Bills (LTN)	166	(0.01)	2,098	(0.31)
Corporate securities				
Indexed to IGPM	7	(0.02)	-	-
Indexed to IPCA	355	(0.36)	22	(0.01)
Indexed to PRE	23	-	85	-
Indexed to PYG	30	(0.01)	-	-
Shares	**947**	**9**	**1,320**	**13**
Post-fixed assets	**6,048**	**-**	**2,414**	**-**
Under agreements to resell	**1,895**	**-**	**697**	**-**
Total	**20,924**		**19,010**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 144

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2021			12/31/2020		
Insurance operations	**Backing asset**	Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]	Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,846	55.6	20.3	2,298	57.8	19.1
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	869	48.6	27.0	838	50.9	27.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	19	17.9	20.3	16	16.3	18.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	19	122.6	27.4	17	172.6	24.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1	149.5	20.3	2	204.1	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	129	7.0	90.0	132	7.0	96.4
Subtotal	**Subtotal**	**3,883**			**3,303**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	65	103.8	76.3	88	109.4	81.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	16.0	18.5	12	17.4	22.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	79	16.0	18.5	68	17.4	22.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	16.0	18.5	22	17.4	22.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	358	16.0	18.5	332	17.4	22.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,786	103.8	76.4	3,278	109.4	81.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	197,897	134.0	55.2	205,670	166.5	56.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	7,513	195.9	79.8	6,268	188.5	80.9
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	665	195.9	79.8	1,304	188.4	80.9
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	691	195.9	79.8	655	188.5	80.9
Subtotal	**Subtotal**	**211,093**			**217,697**		
Total technical reserves	**Total backing assets**	**214,976**			**221,000**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
(2) DU = Duration in months.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 145

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 38% (59% at 12/31/2020), Mapfre Re do Brasil Companhia de Resseguros with 36% (21% at 12/31/2020), RGA Global Reinsurance Company LTD with 22% and Austral Resseguradora S.A. with 4% (20% at 12/31/2020).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (45% at 12/31/2020), RGA Global Reinsurance Company LTD with 40%, IRB Brasil Resseguros S.A. with 25% at 12/31/2020 and Austral Resseguradora S.A. with 30% at 12/31/2020.

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	**4,062**	**11,401**	**188,491**	**587**	**204,541**
%	**2.0**	**5.6**	**92.1**	**0.3**	**100.0**

(*) Includes Derivatives in the amount of R$ 2,946.

	12/31/2020				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	3,517	30,614	205,099	1,194	240,424
Medium	-	-	3	-	3
High	-	-	-	-	-
Total	**3,517**	**30,614**	**205,102**	1,194	**240,427**
%	**1.5**	**12.7**	**85.3**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,336.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 | 146

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020; iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021; v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses; vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha); vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and viii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in December 2021 is R$ 21,492. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 5.4% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 147

(d) the allowance for loan losses in the amount of R$ 44,316 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 193% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented a decrease of 8.3% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 361 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 148

In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Note 34 - Subsequent Event Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2021 149